ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

MARCH 30, 2016

SILVER WHEATON CORP.
SUITE 3500 - 1021 WEST HASTINGS STREET
VANCOUVER, BC CANADA V6E 0C3

SILVER WHEATON

SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2015

Silver Wheaton is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

payments by Silver Wheaton’s wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. to Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement for the Cotabambas project located in Peru, including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;

the normal course issuer bid (“NCIB”) and the number of shares that may be purchased under the NCIB;
projected increases to Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) production and cash flow profile;
the expansion and exploration potential at the Salobo mine located in Brazil;
projected changes to Silver Wheaton’s production mix;
anticipated increases in total throughput at the Salobo mine;
the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on Primero’s business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
the estimated future production;
the future price of commodities;
the estimation of mineral reserves and mineral resources;
the realization of mineral reserve estimates;
the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
the costs of future production;
reserve determination;
estimated reserve conversion rates;
any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
confidence in the Company’s business structure;

the Company’s position relating to any dispute with the Canada Revenue Agency (the “CRA”) and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

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fluctuations in the price of commodities;

risks related to the Mining Operations (as defined herein) including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company’s business operations is materially different than currently contemplated;

any challenge by the CRA of the Company’s tax filings is successful and the potential negative impact to the Company’s previous and future tax filings; the Company’s business or ability to enter into precious metal purchase agreements (as defined herein) is materially impacted as a result of any CRA reassessment; any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control; any requirement to pay reassessed tax; the Company is not assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada; interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position; litigation risk associated with a challenge to the Company’s tax filings;

credit and liquidity risks;
hedging risk;
competition in the mining industry;
risks related to Silver Wheaton’s acquisition strategy;

risks related to the market price of the common shares of Silver Wheaton (the “Common Shares”), including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;

equity price risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies;
risks related to the declaration, timing and payment of dividends;
the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
litigation risk associated with outstanding legal matters;
risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
risks relating to unknown defects and impairments;
risks relating to security over underlying assets;
risks related to ensuring the security and safety of information systems, including cyber security risks;
risks related to the adequacy of internal control over financial reporting;
risks related to governmental regulations;
risks related to international operations of Silver Wheaton and the Mining Operations;
risks relating to exploration, development and operations at the Mining Operations;

risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

risks related to environmental regulation and climate change;
the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
lack of suitable infrastructure and employees to support the Mining Operations;
uncertainty in the accuracy of mineral reserve and mineral resource estimates;
inability to replace and expand mineral reserves;
risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

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fluctuation in the commodity prices other than silver or gold;
the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
the ability of Mining Operations to complete permitting, construction, development and expansion;
challenges related to global financial conditions;
risks relating to future sales or the issuance of equity securities; and
other risks disclosed under the heading “Risk Factors” in this annual information form.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

the Common Shares trading below their value from time to time;
no material adverse change in the market price of commodities;
that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
the continuing ability to fund or obtain funding for outstanding commitments;
Silver Wheaton’s ability to source and obtain accretive precious metal stream interests;
expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
Silver Wheaton will be successful in challenging any reassessment by the CRA;
Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
Silver Wheaton will not change its business as a result of any CRA reassessment;
Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
other assumptions and factors as set out herein.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”.

The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2015, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2015	2014	2013

High	C$1.3959	C$1.1643	C$1.0706
Low	1.1763	1.0614	0.9832
Closing	1.3839	1.1601	1.0623

On March 29, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3154.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2015, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	Year ended December 31
	2015	2014*	2013

High	$18.23	$22.05	$32.23
Low	13.71	15.28	18.61
Average	15.68	19.09	23.79
Closing	13.82	15.79	19.50

* During 2014, the calculation of silver prices was transitioned to an electronic, auction-based benchmark.

On March 29, 2016, the LBMA Silver Price in United States dollars per troy ounce, as published by the LBMA, was $15.06.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2015, as quoted by the LBMA, were as follows:

	Year ended December 31
	2015*	2014	2013

High	$1295.75	$1,385.00	$1,693.75
Low	1049.40	1,142.00	1,192.00
Average	1160.06	1,266.40	1,411.23
Closing	1160.00	1,206.00	1,204.50

* During March 2015, the calculation of gold prices was transitioned to an electronic, auction-based benchmark.

On March 29, 2016, the LBMA Gold Price PM in United States dollars per troy ounce, as published by the LBMA, was $1,226.00.

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CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton was continued under the Business Corporations Act (Ontario) (the “Act”).

The Company’s head office is located at 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) and Wheaton Precious Metals (Cayman) Co. (“Wheaton Precious Metals”), each of which is wholly-owned by the Company and is governed by the laws of the Cayman Islands and Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Company” means Silver Wheaton Corp., Silver Wheaton Caymans, Silver Wheaton Luxembourg and Wheaton Precious Metals.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2013	2014	2015

February	August	February
Entered into New revolving and non- revolving credit facilities	Acquisition of first royalty interest on Metates properties	Increase of revolving credit facility to $2 billion and termination of non- revolving credit facility

February	December	March
Acquisition of $1.9 billion total gold streams on Salobo mine & Sudbury mine	Amendment to extend deliveries from Barrick Gold Corporation’s producing mines for 15 months	Completed $800 million Common Share offering

November	December	March
Acquisition of $135 million gold stream on Constancia mine	Cancellation of silver stream on Campo Morado mine	Acquisition of additional $900 million gold stream on Salobo mine

November		April
Acquisition of early deposit gold stream on Toroparu project		Early deposit acquisition of $5 million silver stream on Toroparu project

July/September
Receipt of CRA proposal letter and reassessments

November
Acquisition of $900 million silver stream on Antamina mine

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Streaming Transactions

Antamina Transaction (Peru)

On November 3, 2015, Silver Wheaton Caymans entered into an agreement (the “Antamina Purchase Agreement”) to acquire from Anani Investments Ltd. (“Anani”), a subsidiary of Glencore plc (“Glencore”), an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate. Silver Wheaton Caymans paid total upfront cash consideration of $900 million for the silver stream in December 2015 by using cash on hand together with amounts drawn from the Company’s $2 billion Amended Revolving Facility (as defined herein). In addition, Silver Wheaton Caymans will make ongoing payments of 20% of the spot price per silver ounce delivered under the Antamina Purchase Agreement. In connection with the Antamina Purchase Agreement, Glencore and Noranda Antamina SCRL (the holder of Glencore’s interest in the Antamina mine) also provided Silver Wheaton Caymans with corporate guarantees and certain other assurances, including encumbrance and debt restrictions by Noranda.

The Antamina transaction immediately increases Silver Wheaton's production and cash flow profile by adding expected average silver production of 4.7 million ounces per year over the first 20 years.

Vale Transactions

SALOBO MINE (BRAZIL)

On February 28, 2013, Silver Wheaton Caymans entered into an agreement (the “Salobo Purchase Agreement”) to acquire from Vale Switzerland SA (“Vale Switzerland”), a subsidiary of Vale S.A. (“Vale”), an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine (the “Salobo mine”), located in Brazil. Silver Wheaton Caymans paid total upfront cash consideration of $1.33 billion in March 2013. Vale also provided Silver Wheaton Caymans with a corporate guarantee.

Silver Wheaton completed over $1.8 billion in stream acquisitions in 2015.

On March 2, 2015, Silver Wheaton Caymans agreed to amend the Salobo Purchase Agreement with Vale Switzerland (the “Amended Salobo Purchase Agreement”) to acquire from Vale Switzerland an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. With this amendment, Silver Wheaton Caymans increased the gold stream from 25% to 50% of the life of mine gold production from the Salobo mine.

Under the Amended Salobo Purchase Agreement, Silver Wheaton Caymans paid Vale cash consideration of $900 million on March 24, 2015 for the increased gold stream. In addition, Silver Wheaton Caymans is required to make ongoing payments of the lesser of $400 per ounce of gold plus an inflationary adjustment of 1% commencing as of January 1, 2017 for the full 50% of gold production or the prevailing market price per ounce of gold delivered.

As reported by Vale, Vale is in the process of ramping up mill throughput at the Salobo mine from 12 million tonnes per annum (“Mtpa”) to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the Amended Salobo Purchase Agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton Caymans continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, Silver Wheaton Caymans will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036.

See “Further Disclosure Regarding Mineral Projects on Material Properties – Salobo Mine, Brazil” for details regarding the Salobo mine.

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SUDBURY MINE (CANADA)

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the payable gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years. Silver Wheaton made a total upfront cash payment in March, 2013 of $570 million plus warrants to purchase 10 million Common Shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years. In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered. In connection with the Sudbury agreement, Vale also provided Silver Wheaton Caymans with a corporate guarantee.

Hudbay Transaction

CONSTANCIA MINE (INCLUDING PAMPACANCHA DEPOSIT) (PERU)

On August 8, 2012, Silver Wheaton Caymans entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) and its subsidiary Hudbay (BVI) Inc. to acquire 100% of the life of mine payable silver production from the Constancia mine in Peru (the “Constancia mine”). On November 4, 2013, Silver Wheaton Caymans amended its agreement with Hudbay to include the acquisition of an amount equal to 50% of the life of mine payable gold production from the Constancia mine.

As at the end of the first quarter of 2014, as a result of capital expenditures at the Constancia mine reaching $1 billion, a $125 million cash payment was made by Silver Wheaton Caymans to Hudbay. On September 10, 2014, Silver Wheaton Caymans further amended its agreement with Hudbay and as a result of capital expenditures meeting the $1.35 billion requirement, on September 26, 2014 Silver Wheaton Caymans paid further cash consideration of $135 million to Hudbay by delivery of 6,112,282 Common Shares, at an average issuance price of $22.09 per share. As at December 31, 2014, Silver Wheaton Caymans had paid Hudbay total upfront cash consideration of $429.9 million.

Silver Wheaton Caymans will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.

The silver and gold production at the Constancia mine are subject to the same completion test. The completion test requires Hudbay to complete the Constancia mine processing plant to at least 90% of expected throughput and silver recovery by December 31, 2016. If Hudbay fails to satisfy the requirements of the completion test, Silver Wheaton Caymans would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton Caymans would be entitled to a proportionate return of the upfront cash consideration relating to the Constancia mine. In addition, Silver Wheaton Caymans would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit (the “Pampacancha deposit”) beyond the end of 2018. Hudbay has granted Silver Wheaton Caymans a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from the Constancia mine. In connection with the Hudbay agreement, Hudbay and Hudbay Peru S.A.C. each provided Silver Wheaton Caymans with corporate guarantees and certain other security over their assets and the Constancia mine. Silver Wheaton Caymans has also entered into intercreditor arrangements with lenders to Hudbay.

Recovery rates for gold under the amended agreement have been fixed given the early nature of the metallurgical test work on gold recoveries from the Pampacancha deposit. Recoveries will be set at 55% for the Constancia mine deposit and 70% for the Pampacancha deposit until Silver Wheaton Caymans receives 265,000 payable ounces, after which actual recoveries will be applied.

The Constancia mine commenced commercial production on May 1, 2015 (Hudbay’s 2015 annual MD&A).

According to Hudbay’s annual management’s discussion and analysis (“MD&A”) for the year ended December 31, 2015, during the fourth quarter of 2015, mining operations continued as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies remain consistent with expectations. Hudbay reported that during the fourth quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani increased with improved trucking capacity, resulting in significant inventory drawdown.

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Hudbay also reported that expansion at the port of Matarani is nearing completion, and initial shipments from the new “Pier F” facility began in mid-February 2016. Completion of the new facility is expected to alleviate port congestion as other mines ramp up production.

Hudbay also reported that Constancia's production in the first quarter of 2016 is expected to be affected by the planned replacement of the trunnions on both the SAG and ball mills on one of the two grinding circuits. The trunnions were damaged due to a lubrication failure during the commissioning period, and the affected line is expected to be shut down at the end of February to begin an estimated six to eight-week outage to replace the trunnions, during which the second grinding circuit should continue to operate normally.

Early Deposit Gold and Silver Interest – Sandspring Transaction (Guyana)

On November 11, 2013, Silver Wheaton Caymans entered into a life of mine early deposit precious metal purchase agreement (the “Toroparu Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project (the “Toroparu project”) located in the Republic of Guyana, South America. Under the Toroparu Early Deposit Agreement, the Company agreed to pay Sandspring total upfront cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million payable on an installment basis to partially fund construction of the mine. In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.

On April 22, 2015, the Company amended the Toroparu Early Deposit Agreement to include the acquisition of an amount equal to 50% of the payable silver production from the Toroparu project. Silver Wheaton Caymans will make a total upfront cash payment of $5 million in connection with this amendment, of which $2 million has been paid to date, and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of silver delivered. As a result of the addition of the silver stream to the Toroparu Early Deposit Agreement, Silver Wheaton will now pay Sandspring a total upfront cash consideration of $153.5 million. In connection with the amendment to the Toroparu Early Deposit Agreement, Sandspring and ETK Inc., the owner of the Toroparu project, provided Silver Wheaton with corporate guarantees and certain other security over their assets.

Under the amended Toroparu Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Toroparu Feasibility Documentation”) was extended to December 31, 2016. There will be a 60 day period following the delivery of Toroparu Feasibility Documentation, or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Toroparu Early Deposit Agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

For relatively little upfront capital, the early deposit model allows Silver Wheaton access to high-quality, earlier stage projects.

Early Deposit Gold and Silver Interest – Panoro Minerals Transaction (Peru)

On January 27, 2016, Silver Wheaton Caymans signed a nonbinding term sheet with Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. (“Panoro”) to enter into an early deposit precious metal purchase agreement (the “Cotabambas Early Deposit Agreement”) for the Cotabambas project located in Peru (the “Cotabambas project”). On March 21, 2016, Silver Wheaton Caymans entered into the definitive Cotabambas Early Deposit Agreement.

Under the terms of the Cotabambas Early Deposit Agreement, Silver Wheaton Caymans is entitled to purchase 100% of the payable silver production and 25% of the payable gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to Silver Wheaton Caymans have been delivered, at which point the stream would decrease to 66.67% of payable silver production and 16.67% of payable gold production for the life of mine. Under the Cotabambas Early Deposit Agreement, Silver Wheaton Caymans will pay a total cash consideration of US$140 million plus an ongoing production payment of the lesser of: (i) US$5.90 for each silver ounce and US$450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and (ii) the

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prevailing market price. Once certain conditions have been met, Silver Wheaton Caymans will advance US$14 million to Panoro, spread over up to nine years. Following the delivery of certain feasibility documentation Silver Wheaton Caymans may elect to terminate the Cotabambas Early Deposit Agreement. If Silver Wheaton Caymans elects to terminate, Silver Wheaton Caymans will be entitled to a return of the portion of the US$14 million paid less US$2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change in control for an amount based on a calculated rate of return for Silver Wheaton Caymans.

Royalty Transactions

Chesapeake Gold Transaction (Mexico)

On August 7, 2014, the Company, through its wholly owned subsidiary Wheaton Precious Metals purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties. In connection with the Royalty, American Gold Metates, S. de R.L. de C.V., the owner of the Metates properties, granted Silver Wheaton a mortgage on the Metates properties.

Canada Revenue Agency Dispute and Audit of International Transactions

On July 6, 2015, the Company received a proposal letter (the “Proposal”) from the Canada Revenue Agency (the “CRA”) in which the CRA was proposing to reassess the Company under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Tax Act”). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA for the 2005-2010 taxation years. The Reassessments are consistent with the Proposal and seek to increase Silver Wheaton’s income subject to tax in Canada for the 2005-2010 taxation years by approximately C$715.3 million, which would result in federal and provincial taxes of approximately C$201.3 million. In addition, the CRA is seeking to impose transfer pricing penalties of approximately C$71.5 million and interest and other penalties of C$80.6 million (calculated to September 24, 2015) for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is C$353.4 million. The CRA’s position in the Reassessments is that the transfer pricing provisions of the Tax Act relating to income earned by Silver Wheaton’s foreign subsidiaries outside of Canada should apply such that Silver Wheaton’s income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton’s foreign subsidiaries for the 2005 to 2010 taxation years.

Management believes that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

Silver Wheaton believes that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law.

On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005-2010 taxation years. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, the Company received approval from the CRA to post security in the form of a letter of guarantee for this amount as opposed to a cash deposit. The letter of guarantee in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year was delivered to the CRA on March 15, 2016(1).

On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments issued by the CRA for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA’s internal appeals process. The timing for the court process is uncertain.

On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years. This correspondence is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will

(1)	See Note (1) to Status of CRA Matters table below.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [10]

take in respect of the 2011-2013 taxation years. However, if the CRA were to take a position similar to that underlying the Reassessments for the 2005-2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011-2013 taxation years by approximately US$310 million(2)(3). Taxation years subsequent to 2013 also remain open to audit by the CRA.

The timing of the court process for the 2005-2010 taxation years and the audit of the 2011-2013 taxation years is uncertain; however, management intends to vigorously defend any challenge to the Company's tax filing positions. For ease of reference, the following provides an overview of the current status of CRA matters:

Status of CRA Matters

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made/Pending	Timing
2005-2010 taxation years	Transfer pricing provisions of the Tax Act should apply such that Silver Wheaton’s income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton’s foreign subsidiaries.	CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton’s income subject to tax in Canada by C$715.3 million.	CRA has reassessed Silver Wheaton and is seeking to impose income tax of C$201.3 million, transfer pricing penalties of C$71.5 million and interest (calculated to September 24, 2015) and other penalties of C$80.6 million for total of C$353.4 million. (1)	Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee. Letter of guarantee in the amount of C$191.7 million which includes interest accrued to date plus estimated interest for the following year delivered March 15, 2016. (1)	Notice of Appeal filed January 8, 2016. Timing of resolution of the matter in court is uncertain.

2011-2013 taxation years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton’s income subject to tax in Canada by approximately US$1.2 billion.(2)	If CRA were to audit and reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately US$310 million. (2) (3)	N/A	Time to complete CRA audit unknown.

2014-2015 taxation years	Remain open to audit by CRA.	If CRA were to audit and reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton’s income subject to tax in Canada by approximately US$410 million.(2)	If CRA were to audit and then reassess on similar basis as 2005- 2010 taxation years, CRA would seek to impose income tax of approximately US$106 million.(2) (3)	N/A	N/A
See Cautionary Note Regarding Forward-Looking Statements and Risk Factors in this Annual Information Form for material risks, assumptions and important disclosure.
(1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
(2)

For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

(3)	This amount does not include potential interest and penalties to the extent may be applicable.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [11]

U.S. Shareholder Class Action

During July 2015, after the receipt of the Proposal, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint does not specify a quantum of damages. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities during an alleged class period of March 30, 2011 to July 6, 2015.

On January 29, 2016, the Defendants filed a motion to dismiss and on March 4, 2016 the plaintiff filed an opposition to the motion to dismiss. A hearing date has been set for May 2016.

The Company believes the allegations are without merit and intends to vigorously defend against this matter.

Normal Course Issuer Bid

On September 18, 2015, Silver Wheaton announced that it had received approval from the Toronto Stock Exchange (“TSX”) to purchase up to 20,229,671 Common Shares (representing 5% of the Company’s 404,593,425 total issued and outstanding Common Shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The NCIB will expire no later than September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the “Plan”) with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton’s broker based on the parameters prescribed by the TSX and the New York Stock Exchange (“NYSE”), applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted. The Plan commenced on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX. To March 17, 2016, Silver Wheaton has repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 purchased subsequent to December 31, 2015.

Amended Revolving Credit Facilities

The Amended Revolving Facility increased Silver Wheaton’s available credit to $2.0 billion.

On February 28, 2013, the Company entered into two new credit facilities, comprised of (i) a $1.0 billion revolving credit facility having a five year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a one year term (the “Bridge Facility”). The Revolving Facility and Bridge Facility replaced the pre-existing $400 million revolving loan and the $200 million non-revolving term loan, with the latter being repaid in full on February 22, 2013. On May 28, 2013, the Company entered into a $1 billion non-revolving term loan (“NRT Loan”) with a three-year term, extendable by one year with the unanimous consent of lenders. On March 31, 2014, the term of the NRT Loan was extended by one year to May 28, 2017. The $1 billion proceeds from the NRT Loan were used to repay the remaining balance of $560 million under the Company’s $1.5 billion Bridge Facility and $440 million outstanding under the Company’s Revolving Facility. The Bridge Facility was terminated following the repayment of the outstanding balance.

On February 27, 2015, each of The Bank of Nova Scotia and Bank of Montreal, as co-lead arrangers, joint book-runners and lenders, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank, as co-documentation agents and lenders, HSBC Bank Canada, Bank of Tokyo-Mitsubishi (UFJ) (Canada) and Export Development Canada, as Senior Managers and lenders, and Bank of America, N.A., Canada Branch, Mizuho Bank, Ltd. and National Bank of Canada, as lenders agreed with the Company to amend and restate the Revolving Facility (the “Amended Revolving Facility”). The Amended Revolving Facility increased the available credit from $1 billion to $2 billion and extended the term by two years, with the Amended Revolving Facility now maturing on February 27, 2020.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [12]

As part of the Amended Revolving Facility, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. These covenants replaced the previously applicable leverage ratio and tangible net worth covenants. Effective November 20, 2015, the Amended Revolving Facility was amended to only include cash interest expenses for the purposes of calculating the interest coverage ratio. At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20% . Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio. Effective March 18, 2016, the maturity date for the Amended Revolving Facility was extended by one year to February 27, 2021.

The Company used proceeds drawn from the Amended Revolving Facility, together with cash on hand, to repay $1 billion of debt previously outstanding under the NRT Loan and terminated the NRT Loan. Effective December 31, 2015, the Company had $1.466 billion drawn under the Amended Revolving Facility.

Bought Deal Offering

On March 2, 2015, the Company announced that, in connection with the Amended Salobo Purchase Agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which the underwriters agreed to purchase, on a bought deal basis, 38,930,000 Common Shares at a price of $20.55 per share (the “2015 Offering”), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. Silver Wheaton also agreed to grant to the underwriters an option to purchase up to an additional 5,839,500 Common Shares at a price of $20.55 per share, on the same terms and conditions as the 2015 Offering, exercisable at any time, in whole or in part, until 30 days following the closing of the 2015 Offering (the “Over Allotment Option”). On March 17, 2015, the Company announced that it had closed the 2015 Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses).

Long-Term Investments

At December 31, 2015, the Company held long-term investments with a market value of approximately $19.8 million.

Bear Creek Mining Corporation

At December 31, 2015, Silver Wheaton owned approximately 13.3 million common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”), representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2015, the fair value of the Company’s investment in Bear Creek was approximately $5.6 million.

Revett Mining Company, Inc./Hecla Mining Company

During 2015, Revett Mining Company, Inc. (formerly Revett Minerals Inc.) was acquired by Hecla Mining Company (NYSE: HL) (“Hecla”) and all former shareholders of Revett Mining Company, Inc. were issued shares of Hecla. Silver Wheaton disposed of its investment of 5.3 million common shares of Revett in the transaction. At December 31, 2015, Silver Wheaton owned approximately 0.9 million common shares of Hecla, which are included under “Other” below.

Other

At December 31, 2015, Silver Wheaton owned common shares and common share purchase warrants of several other publicly-traded mineral exploration, development and mining companies. At December 31, 2015, the fair value of such other long-term investments was approximately $14.2 million. As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments are not separately identified in this annual information form.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [13]

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver and gold. The Company is listed on the NYSE (symbol: SLW) and the TSX (symbol: SLW).

As of December 31, 2015, the Company has entered into 19 long-term purchase agreements and two (2) early deposit long-term purchase agreements (including the Cotabambas Early Deposit Agreement entered into subsequent to December 31, 2015) associated with silver and/or gold (“precious metal purchase agreements”), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon sale. Attributable silver and gold as referred to in this annual information form is the silver and gold production to which Silver Wheaton is entitled pursuant to the various precious metal purchase agreements.

The Company is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. The following map illustrates the geographic location of the Company’s diversified portfolio of interests in the 22 operating mines and eight development projects (including the Cotabambas project) comprising its high-quality asset base.

Principal Product

The Company’s principal product is silver that it has agreed to purchase pursuant to precious metal purchase agreements. The Company also acquires gold that it has agreed to purchase pursuant to precious metal purchase agreements. The following table summarizes the silver and gold interests currently owned by the Company (collectively, the “Mining Operations”). Note that statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [14]

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration[1]		Attributable Production to be Purchased				Term of Agreement	Date of Original Contract
					Silver		Gold
San Dimas	Primero	Mexico	$189,799		100%	[2]	0%		Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$285,000		variable	[3]	0%		Life of Mine[3]	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%		0%		Life of Mine	24-Jul-07
Salobo	Vale	Brazil	$2,230,000	[4]	0%		50%		Life of Mine	28-Feb-13
Sudbury			$623,572	[5]
Coleman	Vale	Canada			0%		70%		20 years	28-Feb-13
Copper Cliff	Vale	Canada			0%		70%		20 years	28-Feb-13
Garson	Vale	Canada			0%		70%		20 years	28-Feb-13
Stobie	Vale	Canada			0%		70%		20 years	28-Feb-13
Creighton	Vale	Canada			0%		70%		20 years	28-Feb-13
Totten	Vale	Canada			0%		70%		20 years	28-Feb-13
Victor	Vale	Canada			0%		70%		20 years	28-Feb-13
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%		0%		Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%		0%		8.5 years	8-Sep-09
Pierina	Barrick	Peru			100%		0%		8.5 years[6]	8-Sep-09
Veladero	Barrick	Argentina			100%	[7]	0%		8.5 years	8-Sep-09
Antamina	Glencore	Peru	$900,000		33.75%	[8]	0%		Life of Mine	3-Nov-15
Other			$1,482,683
Los Filos	Goldcorp	Mexico	$4,463		100%		0%		25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%		0%		Life of Mine	8-Dec-04
Stratoni	Eldorado Gold [9]	Greece	$57,500		100%		0%		Life of Mine	23-Apr-07
Minto	Capstone	Canada	$54,805		100%		100%	[10]	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$41,959		100%		0%		10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350		100%		0%		50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451		100%	[11]	0%		50 years	5-Jun-07
Keno Hill	Alexco	Canada	$50,000		25%		0%		Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$230,000	[12]	100%		100%		Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	[13]	12.5%		0%		Life of Mine	n/a14
777	Hudbay	Canada	$455,100		100%		100%/50%	[15]	Life of Mine	8-Aug-12
Constancia	Hudbay	Peru	$429,900		100%		50%	[16]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$153,500	[17]	50%	[17]	10%	[17]	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$140,000	[18]	100%	[19]	25%	[19]	Life of Mine	21-Mar-16

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)

Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)

On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

4)

Does not include the contingent payment related to the Salobo mine expansion. Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

5)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million common shares of Silver Wheaton at a strike price of $65, with a term of 10 years.
6)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
8)	Once the Company has received 140 million ounces of silver under the Antamina Purchase Agreement, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)

The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)

Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)

Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia mine satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of mine.

16)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
17)

Comprised of $15.5 million paid to date and $138.0 million to be payable on an installment basis to partially fund construction of the mine. During the 60 day period following the delivery of the Toroparu Feasibility Documentation, or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the Toroparu Early Deposit Agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

18)

The upfront consideration is currently reflected as a contingent obligation. Once certain conditions have been met, Silver Wheaton will advance $14 million to Panoro, spread over up to nine years. Following the delivery of certain feasibility documentation, Silver Wheaton may elect to terminate the Cotabambas Early Deposit Agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for Silver Wheaton.

19)

Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

Further details regarding the precious metal purchase agreements entered into by the Company in respect of these silver and gold interests can be found under the heading “General Development of the Business – Three Year History” above, except for the following interests which were entered into prior to the past three years:

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San Dimas Transaction (Mexico)

On October 15, 2004, the Company entered into a silver purchase agreement (the “San Dimas Silver Purchase Agreement”) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas mine (the “San Dimas mine”) and Los Filos mine (the “Los Filos mine”).

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. In addition, a per ounce cash payment of the lesser of $4.04 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price is due, for silver delivered under the agreement. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into. In connection with the San Dimas Silver Purchase Agreement, each of Goldcorp, Primero, Primero Empresa Minera SA de CV (“PEM”) and Primero Mining Luxembourg have also provided Silver Wheaton with corporate guarantees and certain other security over their assets and the San Dimas mine. Silver Wheaton Caymans has also entered into intercreditor arrangements with lenders to Primero.

As per Primero’s MD&A for the year ended December 31, 2015, in connection with the project to expand the San Dimas mine production from 2,500 tonnes per day to 3,000 tonnes per day in 2016, Primero successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, enabling one-way traffic flow within the San Dimas mine and reducing average haulage distances by approximately 3 kilometres. This provides a critical de-bottlenecking in the flow of machinery through the San Dimas mine. At the San Dimas mill, Primero reports that they have received delivery of the new secondary crusher and the deaerator tower and has completed the foundations of the new tailings filter installations. Primero states that the new deaerator tower will start-up by the end of February 2016 and the completion of the modifications to the secondary crushing plant is expected by the end of May 2016. They further state that fabrication of the tailings filter and thickener has been affected by the severe flooding in southern India which has shifted the delivery of this equipment from India to early Q2 2016 with start-up expected in Q3 2016.

Primero has noted that three of the properties included in the Primero mine for which Primero has legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayolita Property Public Registry as co-defendant. Two of the legal proceedings were decided in favour of the Ejidos in 2015, resulting in Primero gaining standing rights as an affected third party. Primero has disclosed that it has sought to annul these decisions through an Amparo claim on the basis that it is the legitimate owner and is in possession of these properties. Primero has indicated that the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

On February 3, 2016, Primero announced that its Mexican subsidiary, PEM had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. The APA confirmed Primero’s basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. Primero has indicated in its MD&A for the year ended December 31, 2015 that if the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Primero silver purchase agreement for 2010 through 2014. Primero has also indicated that while PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Primero silver purchase agreement would likely have a material adverse effect on Primero’s results of operations, financial condition and cash flows. Primero has stated that it intends to vigorously defend the validity of the APA and intends to explore opportunities to minimize the potential impact

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [16]

on Primero in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that Primero will find or be able to implement a reasonable solution. Primero also notes in its MD&A for the year ended December 31, 2015 that for the 2015 tax year, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. Primero indicates that its legal and financial advisors continue to believe that Primero has filed its tax returns compliant with applicable Mexican law and that Primero has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, Primero has indicated that it currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. Primero stated that to the extent the SAT determines that the appropriate price of silver sales under the Primero silver purchase agreement is significantly different from the price actually paid by Silver Wheaton under the Primero silver purchase agreement and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on Primero’s business, financial condition and results of operations.

See “Further Disclosure Regarding Mineral Projects on Material Properties – San Dimas mine, Mexico” for details regarding the San Dimas mine.

Los Filos Transaction (Mexico)

Silver Wheaton has an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, and will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.

Zinkgruvan Mine (Sweden)

On December 8, 2004, Silver Wheaton Caymans entered into an agreement with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan AB”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver. Upfront consideration payable to Zinkgruvan AB was approximately $77.9 million. According to Lundin’s news release dated January 21, 2016, Lundin is reportedly undertaking an expansion project aimed at increasing Zinkgruvan’s mill capacity by approximately 10% by the end of 2017. In connection with the Zinkgruvan agreement, Lundin provided Silver Wheaton with a corporate guarantee and a pledge of charge deed over mining operations.

Yauliyacu Mine (Peru)

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase agreement with Glencore International AG (“Glencore International”) and Anani to acquire an amount equal to 100% of the payable silver produced from the Yauliyacu mining operations (the “Yauliyacu mine”) in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment).

On November 30, 2015, Silver Wheaton Caymans amended the Yauliyacu silver purchase agreement. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Glencore will deliver to Silver Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess. The price paid for each ounce of silver delivered under the agreement has been increased by an additional $4.50 per ounce plus, if the market price of silver exceeds $20 per ounce, 50% of the excess, to a maximum of $40 per ounce.

During the term of the contract, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Glencore International provided Silver Wheaton with a corporate guarantee.

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Stratoni Mine (Greece)

On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase agreement (the “Stratoni Silver Purchase Agreement”) with European Goldfields Limited (“European Goldfields”) (which was acquired by Eldorado Gold Corporation (“Eldorado”) on February 24, 2012), and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni mine”) located in Greece over its entire mine life, for total upfront cash consideration of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the Stratoni Silver Purchase Agreement, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields. In connection with the Stratoni Silver Purchase Agreement, Hellas Gold and European Goldfields provided certain covenants in respect of their obligations.

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of the Stratoni mine, Silver Wheaton Caymans and Eldorado agreed to modify the Stratoni Silver Purchase Agreement. The primary modification was to increase the production price per ounce of silver delivered to Silver Wheaton Caymans over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 metres of drilling is completed outside of the existing ore body and within Silver Wheaton Cayman’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 metres of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 metres of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020 in order for the agreed upon increase in production price to be initiated.

On January 11, 2016, Eldorado indicated that it is evaluating the merits of implementing an estimated US$25 million development and drilling campaign over the next three years at the Stratoni mine in light of the current investment climate in Greece. Eldorado has indicated that the Stratoni mine currently has a life of mine of approximately three years based on the known proven and probable reserves.

Peñasquito Mine (Mexico)

On July 24, 2007, Silver Wheaton Luxembourg entered into a silver purchase agreement (the “Peñasquito Silver Purchase Agreement”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Luxembourg agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito mine located in Mexico (the “Peñasquito mine”) over its entire mine life, for upfront consideration of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver. Silver Wheaton Luxembourg and Silver Wheaton Caymans entered into a back to back silver purchase agreement in respect of the Peñasquito mine. In connection with the Peñasquito Silver Purchase Agreement, Goldcorp also provided Silver Wheaton with a corporate guarantee.

As disclosed in Goldcorp MD&A for the year ended December 31, 2015, construction of the Northern Well Field project ("NWF") resumed during the fourth quarter of 2015 following prior suspension of construction due to an illegal blockade by a local community. Completion of the NWF is now expected to be in late 2016. Contingency plans remain in place to ensure that fresh water supply to the mine continues unimpeded until the NWF is fully operational.

During the fourth quarter of 2015, Goldcorp completed the Metallurgical Enhancement Project ("MEP") Feasibility Study and determined that the Concentrate Enrichment Process component of the MEP no longer met Goldcorp’s required rates of return due to improved fundamentals in the concentrate smelting market. The other component of the MEP, the Pyrite Leach Plant ("PLP") envisages leaching a pyrite concentrate from the zinc flotation circuit tails to recover gold and silver that would otherwise report to the tailings facility at the Peñasquito mine. Goldcorp states that an investment decision on PLP is expected by mid-2016, which, if approved, is expected to be in production by the end of 2018.

See “Further Disclosure Regarding Mineral Projects on Material Properties - Peñasquito Mine, Mexico” for details regarding the Peñasquito mine.

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Mineral Park Mine (United States)

On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd. (“Mercator Barbados”), a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in the United States (the “Mineral Park mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning three years after a minimum production level has been met) and the then prevailing market price per ounce of delivered silver.

In 2014, Mercator was deemed to have filed an assignment in bankruptcy in Canada and certain Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States and Mercator Barbados was deemed bankrupt in early 2015.

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets was to be paid to Silver Wheaton and Silver Wheaton retained the right to proceed against Mercator. In return for these agreements, the settlement provided for the termination of any claim Silver Wheaton may have against the Mineral Park mine. As of December 31, 2015, Silver Wheaton had received $700,000 under the settlement agreement. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian and Barbados bankruptcy proceedings are uncertain.

Campo Morado Mine (Mexico)

On May 13, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Nyrstar Mining Ltd. (formerly Farallon Mining Ltd. and prior to that Farallon Resources Ltd.) (“Nyrstar”) and Nyrstar Resources (Barbados) Ltd. (formerly Farallon Resources (Barbados) Ltd.), which are subsidiaries of Nyrstar NV as a result of Nyrstar NV’s acquisition of Farallon Mining Ltd. (as it was then named) on January 5, 2011, to acquire an amount equal to 75% of the life of mine payable silver production from its Campo Morado property in Mexico (the “Campo Morado mine”). Under the agreement, Silver Wheaton Caymans made an upfront cash payment of $79.3 million and, in addition, made ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.

As per Nyrstar's third quarter 2014 MD&A, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.

On December 31, 2014, Silver Wheaton Caymans reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015. This amount due under the agreement was received on January 30, 2015. As part of this agreement, Silver Wheaton was entitled to 75% of the payable silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and was granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally. All remaining silver deliveries due under the terms of the agreement were received during 2015.

Keno Hill Mines (Canada)

On October 2, 2008, the Company entered into a silver purchase agreement (the “Alexco Silver Purchase Agreement”) with Alexco Resource Corp. (“Alexco”) and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the then prevailing market price per ounce of delivered silver. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates. In connection with the Alexco Silver Purchase Agreement, Alexco and each of the parties to the Agreement provided Silver Wheaton with corporate guarantees and certain other security over their

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assets and the Keno Hill mines.

On June 6, 2014, the Company amended the Alexco Silver Purchase Agreement to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill Silver District. The amended Alexco Silver Purchase Agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, or at Alexco’s option up to end of December 31, 2016.

On December 17, 2015, the Company agreed to amend the Alexco Silver Purchase Agreement to extend the outside completion date under the Alexco Silver Purchase Agreement to December 31, 2017.

Silverstone Acquisition

On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a Common Share, resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

Minto Mine (Canada) – A precious metal purchase agreement to acquire 100% of the silver produced from the Minto mine (the “Minto mine”) in Canada, owned by Capstone Mining Corp. (“Capstone”) and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above. Capstone has also provided Silver Wheaton with a corporate guarantee under the Minto mine agreement.

Cozamin Mine (Mexico) – A silver purchase agreement to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Capstone has also provided Silver Wheaton Caymans with a corporate guarantee under the Cozamin mine agreement.

Neves-Corvo Mine (Portugal) – A silver purchase agreement to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo mine”) in Portugal, owned by Lundin for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Lundin has also provided Silver Wheaton Caymans with a corporate guarantee under the Neves-Corvo mine agreement.

Aljustrel Mine (Portugal) – A silver purchase agreement to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine. The Company has not waived its rights to the silver contained in zinc concentrate. I’M SGPS has also provided Silver Wheaton Caymans with a corporate guarantee under the Aljustrel mine agreement.

Loma de La Plata Project (Argentina) – A debenture with Pan American Silver Corp. (“Pan American”) (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata project”) zone of the Navidad project in Argentina. On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata project. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of the lesser of $4.00 per ounce and the prevailing market price is due for silver delivered under the agreement. The terms of the definitive precious metal purchase agreement continue to be negotiated.

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Pascua-Lama Project (Chile/Argentina)

On September 8, 2009, the Company entered into a silver purchase agreement (the “Pascua-Lama Silver Purchase Agreement”) with Barrick pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine payable silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte mine (the “Lagunas Norte mine”) and Pierina mine (the “Pierina mine”), which are both located in Peru, and its Veladero mine (the “Veladero mine”) (Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at the Veladero mine during the period), which is located in Argentina, until the end of 2015 (the “Barrick Transaction”). The Company will make total upfront cash payment to Barrick of $625 million (the “Upfront Payment”). In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama Silver Purchase Agreement. In connection with the Pascua-Lama Silver Purchase Agreement, Barrick provided Silver Wheaton Caymans with a corporate guarantee.

During the fourth quarter of 2013 Barrick announced the temporary suspension of construction activities at its Pascua-Lama project, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance. Barrick has indicated in its annual information form for the year ended December 31, 2015 that in late 2015 a temporary suspension plan for the Pascua-Lama project was approved by the mining authorities in Chile and Argentina and that it is preparing new business and execution plans to optimize remaining construction activities at the Pascua-Lama project. Barrick also stated that if that plan aligns with Barrick’s capital allocation objectives and demonstrates an acceptable return on invested capital for Barrick, Barrick will consider resuming development of the Pascua-Lama project. Barrick noted that a decision to re-start development of the Pascua-Lama project will depend on improved economics and more certainty regarding legal and permitting matters.

As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the Pascua-Lama Silver Purchase Agreement, Silver Wheaton Caymans is now entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. As part of the original agreement, Barrick provided the Company with a completion guarantee, requiring Barrick to complete the Pascua Lama project to at least 75% design capacity by December 31, 2015, which was subsequently extended to December 31, 2016. Silver Wheaton Caymans has agreed to extend the completion test deadline an additional 4 ½ years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton Caymans. In such an event, Silver Wheaton Caymans will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton Caymans a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013 Barrick initiated the closure of its Pierina mine.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile, including an expropriation of any part of the Pascua-Lama project, the selective and discriminatory imposition of any law or war or insurrection, that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to any part of the Pascua-Lama project, then Silver Wheaton’s entitlement to silver production from that part of the Pascua-Lama project will be suspended until the political event ceases.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile that would reduce Barrick’s economic value of its investment in the Pascua-Lama project by more than 50%, then Silver Wheaton’s entitlement to silver production from the Pascua Lama project and the uncredited balance of the Upfront Payment will be reduced to reflect the reduction of Barrick’s economic value of its investment in the Pascua-Lama project, until the political event ceases. If the political event continues for the term of the transaction, then Silver Wheaton’s entitlement to the repayment of the uncredited balance of the Upfront Payment will be reduced to reflect the suspension of silver sales from the affected portion of the Pascua-Lama project.

If, after Barrick satisfies the requirements of the completion test, any of Barrick’s subsidiaries that own any part of the Pascua-Lama project becomes insolvent or bankrupt, or Barrick’s lenders exercise or enforce any security granted to them that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to the Pascua-Lama project, then the transaction will terminate and Silver Wheaton will be entitled to an immediate repayment of the uncredited balance of the Upfront Payment.

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If Silver Wheaton fails to pay any portion of the Upfront Payment to Barrick, then Barrick may terminate Silver Wheaton’s obligation to make any further payments of the Upfront Payment and reduce the amount of the Upfront Payment already paid to Barrick by the lesser of 20% of the amount already paid or $50 million. Following any such reduction, Barrick will continue to sell silver to Silver Wheaton in accordance with the terms of the transaction until the amount of silver sold to Silver Wheaton equals the reduced amount of the Upfront Payment, after which the transaction will terminate.

As per Barrick’s 2015 annual financial statements, in May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires Barrick to complete the water management system for the Pascua-Lama project in accordance with the Pascua-Lama project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Pascua-Lama project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Pascua-Lama project’s water management system. CMN paid the administrative fine in May 2013.

Barrick states further that in June 2013, CMN began engineering studies to review the Pascua-Lama project’s water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the final water management system for the Pascua-Lama project may be required above the volume approved in the Pascua-Lama project’s Chilean environmental approval. Barrick states that the studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Pascua-Lama project (for more information about this plan, see “Pascua-Lama – Constitutional Protection Action” below) and the fact that CMN is currently modifying certain aspects of the existing water management system. An increase in the capacity of the final water management system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

Barrick also disclosed that in June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. Barrick disclosed that the SMA presented its defense of the Resolution in July 2013 and, on August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. Barrick states that a new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Pascua-Lama project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the Pascua-Lama project until the water management system is completed in accordance with the Pascua-Lama project’s environmental permit. Barrick also disclosed that on December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds and, as a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

Barrick states that on May 14, 2015, CMN filed a petition to limit the scope of the new administrative proceeding to the original allegations considered by the environmental regulator at the time it issued the Resolution and to assert additional defences and that CMN presented supporting documents and witness testimony in January 2016 in response to an order from the SMA and that the SMA also conducted a site visit in January 2016. A final resolution from the SMA in this matter is pending.

Finally, Barrick states that on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Pascua-Lama project’s environmental approval, including with respect to the Pascua-Lama project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. Barrick states that the SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. CMN appealed the SMA’s decision to the Environmental Court, which held a hearing on November 26, 2015. Barrick stated that decisions are pending from the Environmental Court with respect to CMN’s appeal and from the SMA with respect to CMN’s defense to the remainder of

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the alleged deviations. Barrick also notes that the new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Pascua-Lama project’s environmental permit.

Pascua-Lama Constitutional Protection Action – As per Barrick’s 2015 annual financial statements, CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Barrick states that Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Pascua-Lama project’s water management system, which remains subject to the requirements of the Pascua-Lama project’s original environmental approval and other regulations. On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Pascua-Lama project has been completed in accordance with the Pascua-Lama project’s environmental permit. Barrick indicates that the action has been admitted for review by the court, and Barrick expects the court to schedule a hearing in this matter prior to issuing a decision.

Pascua-Lama Chilean Environmental Court Ruling – As per Barrick’s 2015 annual financial statements, on March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Pascua-Lama project area. Barrick states that as the plaintiffs did not appeal, this matter is now closed.

Argentine Glacier Legislation – Barrick’s 2015 annual financial statements disclosed that on September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. Barrick notes that the federal law bans new mining exploration and exploitation activities on glaciers and in the “peri glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and the peri glacial environment, the relevant authority is empowered to take action, which according to the legislation, could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. Barrick notes that in late January 2013, the Province of San Juan announced that it had completed the required environmental audit, which concluded that Veladero and the Pascua-Lama project do not impact glaciers or peri glaciers. Barrick states that the constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. Barrick disclosed that on October 27, 2014, Barrick submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds and that a decision on the motion is pending. Barrick indicates that if the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Rosemont Transaction (United States)

On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont project”) located in Pima County, Arizona. The payable rate for silver and gold has been fixed at 92.5% of production. Silver Wheaton will make total upfront cash payments of $230 million, payable on an instalment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont project. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. In connection with the Augusta agreement, Augusta and certain affiliates provided Silver Wheaton Caymans with a corporate guarantee and certain other security over their assets. In July 2014, Hudbay Minerals Inc. acquired control of Augusta and the Rosemont project in a public take-over transaction.

777 Mine (Canada)

On August 8, 2012, the Company entered into an agreement (the “777 Mine Purchase Agreement”) with Hudbay to acquire 100% of the life of mine payable silver and gold production from its currently producing 777 mine (the “777 mine”), located in Canada. Silver Wheaton’s share of gold production at the 777 mine will remain at 100% until the later

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of the end of 2016 or the satisfaction of a completion test relating to the Constancia mine, after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton made an upfront cash payment of $455.1 million in September, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term) or the prevailing market price per ounce of silver and gold delivered. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver or gold from the 777 mine. In connection with the 777 Mine Purchase Agreement, certain supplier subsidiaries of Hudbay provided Silver Wheaton with a corporate guarantee and certain other security over their assets and the 777 mine.

As reported in Hudbay’s MD&A for the year ended December 31, 2015, production during the fourth quarter of 2015 at the 777 mine was impacted by an unscheduled two-week shutdown of the production shaft.

Sales of Principal Product

There is a worldwide silver and gold market into which the Company can sell the silver and gold purchased under its precious metal purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver or gold that it acquires pursuant to its precious metal purchase agreements. The payable silver in concentrate from the Zinkgruvan mine, the Stratoni mine and the Neves-Corvo mine and the payable silver and gold from the Minto mine is purchased from the Company by various smelters and off-takers at the worldwide market price for silver and gold.

Competitive Conditions

The Company is the largest precious metals streaming company in the world. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties and enter into similar precious metal purchase agreements. See “Description of the Business — Risk Factors — Competition” in this Annual Information Form.

Operations

Raw Materials

The Company purchases silver and/or gold pursuant to the precious metal purchase agreements described under “Description of the Business – Principal Product” in this Annual Information Form.

Employees

Currently, the Company and its subsidiaries have an aggregate of 35 employees.

Foreign Interests

The Company currently purchases or expects to be purchasing silver and/or gold from mines in Mexico, the United States, Brazil, Greece, Sweden, Peru, Chile, Argentina, Portugal and Guyana. Any changes in legislation, regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors on the Company cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks Relating to the Mining Operations — International Operations” in this Annual Information Form.

Environmental and Sustainability Policies

Under its environmental and sustainability policy, the Company is committed to the protection of life, health and the environment for present and future generations. The Company has committed to provide its employees with resources to, among other things, promote the development and implementation of effective, realistic systems to minimize risks to

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health, safety and the environment and to use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is the purchase of silver and/or gold production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metal purchase agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada, the Loma de La Plata zone of the Navidad project in Argentina and the gold production associated with the Toroparu project located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the precious metal purchase agreements. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or

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permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the precious metal purchase agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Silver Wheaton Caymans which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Canada Revenue Agency Dispute and Audit of International Transactions

The Company has been subject to an audit by the CRA of the Company’s international transactions covering the 2005-2010 taxation years. On September 24, 2015, the Company announced that it had received the Reassessments from the CRA for the 2005-2010 taxation years which were consistent with the Proposal previously announced on July 6, 2015. The Reassessments seek to increase the Company’s income subject to tax in Canada for the 2005-2010 taxation years by approximately C$715.3 million, which would result in Canadian federal and provincial tax of approximately C$201.3 million. In addition, the CRA is seeking to impose transfer pricing penalties of approximately C$71.5 million and interest and other penalties of C$80.6 million for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is C$353.4 million.

The CRA’s position in the Reassessments is that the transfer pricing provisions of the Tax Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the Company’s income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005-2010 taxation years. The Company believes that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions. In connection with the CRA dispute, the Company has filed notices of objection in respect of the 2005-2010 taxation years and a Notice of Appeal with the Tax Court of Canada. The Company has also been advised that the CRA would be commencing an audit of the Company’s 2011-2013 taxation years. See “General Development of the Business – Three Year History – Canada Revenue Agency Dispute and Audit of International Transactions” for further details.

Any reassessment by the CRA of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. The Company’s international transactions for taxation years subsequent to 2013 are not under audit, however they remain open to audit by the CRA. There is a risk that the CRA may take similar positions in those years as they have done previously and that such positions will result in the issuance of notices of reassessment for material amounts. The Company intends to vigorously defend its tax filing positions and remains confident in its structure and tax filing positions.

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In the event that the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those precious metal purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk — the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk — the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

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In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make precious metal purchase agreements less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new precious metal purchase agreements.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2015, the trading price of the Common Shares on the NYSE has ranged from a low of US$11.03 per share to a high of US$24.22 per share and on the TSX has ranged from a low of C$14.62 per share to a high of C$29.86 per share. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: the factors identified in this annual information form.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of the Company’s operating performance. The variables which are not directly related the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Common Shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made its common share price volatile and suggests that the Common Share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in a securities class action complaint In re Silver Wheaton Securities Litigation. See “General Development of the Business – Three Year History – U.S. Shareholder Class Actions”.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long- term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse

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effect on the Company. The Company is currently the subject of litigation in connection with a securities class action complaint In re Silver Wheaton Securities Litigation. See “General Development of the Business – Three Year History – U.S. Shareholder Class Action”.

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any precious metal purchase agreement. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the precious metal purchase agreements could have a material adverse effect on the Company.

Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the precious metal purchase agreement, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security

Silver Wheaton’s information systems, and those of its counterparties under the precious metal purchase agreements, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its precious metal purchase agreements, third-party service providers or vendors.

Silver Wheaton’s operations depend, in part, on how well Silver Wheaton and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Silver Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Silver Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and

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practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Silver Wheaton’s business and counterparties to the precious metal purchase agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Adequacy of Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. The Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Mining Operations

Governmental Regulations

The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

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With respect to the Argentinean federal glacier protection law and other environmental matters relating to the Pascua-Lama project, see “Description of the Business — Principal Product – Pascua-Lama Project (Chile/Argentina)”. See also “Description of the Business – Principal Product – Peñasquito Mine (Mexico)”.

International Operations

The operations at the San Dimas mine, the Los Filos mine, the Peñasquito mine and the Cozamin mine are conducted in Mexico, the operations at the Salobo mine are conducted in Brazil, the operations at the Zinkgruvan mine are conducted in Sweden, the operations at the Yauliyacu mine, the Lagunas Norte mine, the Pierina mine, the Constancia mine, the Antamina mine and the Cotabambas project are conducted in Peru, the operations of the Stratoni mine are conducted in Greece, the operations at the Mineral Park mine and the Rosemont project are conducted in the United States, the operations of the Keno Hill mines, the Minto mine, the 777 mine and the Sudbury mines are conducted in Canada, the operations of the Pascua-Lama project are conducted in Chile and Argentina, the operations of the Veladero mine and the Loma de La Plata project are conducted in Argentina, the operations at the Toroparu project are located in the Republic of Guyana, and the operations of the Neves-Corvo mine and the Aljustrel mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina, Peru and Greece are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in additional taxes, costs, fines, penalties or other expenses being levied on the Mining Operations, as well as other potential adverse consequences such as economic impacts on the Mining Operations, loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. For example, on February 3, 2016, Primero announced that its Mexican subsidiary PEM had received a legal claim from SAT seeking to nullify the APA issued by SAT in 2012. The APA confirmed Primero’s basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT’s agreement to accept that basis for those years. In its MD&A for the year ended December 31, 2015, Primero has indicated that while PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Primero silver purchase agreement would likely have a material adverse effect on Primero’s results of operations, financial condition and cash flows. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, Primero has also indicated that it currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. Primero stated that to the extent the SAT determines that the appropriate price of silver sales under the Primero silver purchase agreement is significantly different from the price paid under the Primero silver purchase agreement and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on Primero’s business, financial condition and results of operations. See “Description of the Business – Principal Product – San Dimas Transaction (Mexico)” for further details.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations or on the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge

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of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations. Should any of these risks or hazards affect a Mining Operation, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that Mining Operations will be established or that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

Environmental Regulation and Climate Change

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Silver Wheaton acknowledges international and community concerns around climate change. Silver Wheaton supports initiatives consistent with international initiatives on climate change. Silver Wheaton also acknowledges the increase in the introduction of climate change legislation and treaties at the international, national, state/provincial and local levels. Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Silver Wheaton expects that increased government regulation will result in increased costs at some Mining Operations if the current regulatory trend continues.

Licenses, Permits, Approvals and Rulings

The Mining Operations are subject to receiving and maintaining licenses, permits, approvals and rulings from appropriate governmental authorities. Changes in laws and regulations or in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse impact on the revenue the Company derives from the Mining Operations. There can be no assurance that such licenses, permits, approvals or rulings will continue to be obtained, that delays will not occur in connection with obtaining all necessary renewals of such licenses, permits, approvals or rulings for the existing operations, or that additional licenses, permits, approvals or rulings for any possible future changes to operations or additional permits associated with new legislation will be obtained. Prior to any development on any of these properties, licenses an permits from appropriate governmental authorities may be required. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all licenses and permits necessary to develop or

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continue operating at any particular property. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operations. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company’s securities.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with development projects.

Compliance with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure and Employees

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

The ability of the owners and operators of properties to hire and retain geologists and persons with mining expertise is key to those operations. Changes in legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the Company.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [33]

Mineral Reserve and Mineral Resource Estimates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, short-term operating factors or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources. For example, the Mining Operations may base their estimates of mineral reserves and/or mineral resources on commodity prices that may be higher than spot commodity prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. Any of these factors may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. It should not be assumed that any part or all of the mineral resources on properties underlying the Company’s streaming transactions constitute or will be converted into mineral reserves. See “Technical Information – Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates.”

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver or gold will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

Production Forecasts

The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a production hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve the production forecasts currently anticipated. If the Company’s production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [34]

Land Title and Indigenous Peoples

A defect in the chain of title to any of the properties underlying the Mining Operations or necessary for the anticipated development or operation of a particular project to which an interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a Mining Operation to the detriment of the Company’s interests. No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the precious metal purchase agreements.

Various international and national, state and provincial laws, codes, regulations, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Some of the Mining Operations are located in areas presently or previously inhabited or used by indigenous peoples. Many of these laws impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national laws pertaining to indigenous people continue to evolve and be defined. One or more groups of indigenous people may oppose continued operation, further development, or new development of the Mining Operations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the activities at the Mining Operations. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of the Mining Operations.

For additional information regarding these matters, see “Description of the Business — Principal Product — Peñasquito Mine (Mexico)” and “Description of the Business – Principal Product – San Dimas Mine (Mexico)”.

Commodity Price Fluctuations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

The Salobo mine, the Peñasquito mine, the Keno Hill mines, the Pascua-Lama project, the Loma de La Plata project, the Rosemont project, the Constancia mine, the Victor mine, the Aljustrel mine, the Toroparu project and the Cotabambas project are currently in various stages of permitting, construction, development and expansion. Construction,

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [35]

development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all. See “Description of the Business – Principal Product – Pascua Lama Project (Chile/Argentina)” and “Description of the Business – Principal Product – Peñasquito Mine (Mexico)”.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the properties in which the Company holds streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are established with sufficient confidence to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [36]

The term “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The term “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [37]

Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained herein that describes Silver Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the Company’s annual information form and Form 40-F, copies of which are, or will be, available at www.sedar.com or www.sec.gov.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2015, unless otherwise noted. The tables are based on information available to the Company as of the date of this annual information form, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [38]

Attributable Proven and Probable Reserves (1,2,3,8,22)

As of December 31, 2015 unless otherwise noted (6)	Proven			Probable			Proven & Probable
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Process Recovery (7)
SILVER
Peñasquito (25%) (10)
Mill	99.6	32.6	104.5	47.1	24.5	37.2	146.7	30.0	141.6	75-80%
Heap Leach	4.1	22.7	3.0	1.4	19.9	0.9	5.4	22.0	3.9	22-28%
San Dimas (10, 11)	1.5	325.8	15.2	3.8	330.0	40.0	5.2	328.8	55.2	95%
Antamina (33.75%) (12,13)	64.5	11.0	22.7	137.4	10.5	46.2	201.8	10.6	68.9	71%
Pascua-Lama (25%)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Veladero (12)	3.7	12.8	1.5	66.1	12.8	27.3	69.8	12.8	28.8	8%
Lagunas Norte (12)	7.0	4.1	0.9	25.2	4.1	3.3	32.2	4.1	4.2	34%
Constancia	500.0	3.0	47.8	114.0	2.9	10.8	614.0	3.0	58.6	71%
Zinkgruvan
Zinc	8.1	80.0	20.7	3.7	51.0	6.0	11.7	70.9	26.7	87%
Copper	3.5	35.0	3.9	-	-	-	3.5	35.0	3.9	65%
Neves-Corvo
Copper	6.3	39.0	7.9	19.7	36.0	22.8	25.9	36.7	30.6	35%
Zinc	11.5	71.5	26.4	13.9	62.0	27.6	25.3	66.3	54.0	20%
Yauliyacu (14)	0.7	136.6	3.1	3.2	137.9	14.1	3.9	137.6	17.1	85%
777 (15)	3.3	26.7	2.8	3.0	27.8	2.7	6.3	27.2	5.5	50%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	84%
Cozamin (12)	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Los Filos	20.0	7.1	4.6	20.5	9.1	6.0	40.5	8.1	10.5	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
TOTAL SILVER			325.2			450.2			775.3
GOLD
Salobo (50%) (18)	327.2	0.38	4.02	251.1	0.31	2.48	578.4	0.35	6.50	66%
Sudbury (70%) (12)	-	-	-	47.4	0.43	0.66	47.4	0.43	0.66	72%
Constancia (50%)	250.0	0.05	0.40	57.0	0.07	0.14	307.0	0.05	0.54	61%
777 (12,15)	2.0	1.80	0.12	1.8	1.80	0.11	3.9	1.80	0.22	55%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (19)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (17)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
TOTAL GOLD			4.82			3.97			8.79

See Notes Below.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [39]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,22)

As of December 31, 2015 unless otherwise noted (6)	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito (25%) (10)
Mill	23.6	30.5	23.2	37.7	24.6	29.9	61.3	26.9	53.0
Heap Leach	3.1	25.5	2.6	8.7	17.0	4.8	11.9	19.3	7.4
San Dimas (10, 11)	0.3	189.1	2.0	0.9	189.1	5.2	1.2	189.1	7.2
Antamina (33.75%) (12,13)	21.9	9.5	6.7	146.5	11.1	52.3	168.4	10.9	59.1
Pascua-Lama (25%)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	1.5	62.1	3.0	5.1	95.0	15.7	6.7	87.5	18.8
Copper	1.6	22.8	1.2	0.6	49.0	0.9	2.2	29.8	2.1
Neves-Corvo
Copper	8.2	51.4	13.6	36.3	48.7	56.9	44.5	49.2	70.5
Zinc	11.2	53.1	19.0	71.4	55.5	127.4	82.5	55.2	146.4
Yauliyacu (14)	1.3	162.2	6.7	7.0	199.3	44.6	8.2	193.5	51.3
777 (15)	-	-	-	0.7	26.3	0.6	0.7	26.3	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Los Filos	81.6	6.7	17.6	276.3	7.9	70.0	357.9	7.6	87.6
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (20)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (20)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
TOTAL SILVER			114.1			561.2			675.4
GOLD
Salobo (50%) (18)	22.1	0.48	0.34	92.5	0.37	1.10	114.6	0.39	1.44
Sudbury (70%) (12)	-	-	-	16.2	0.22	0.12	16.2	0.22	0.12
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
777 (12,15)	-	-	-	0.4	1.83	0.02	0.4	1.83	0.02
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Cotabambas (25%) (21)	-	-	-	29.3	0.23	0.21	29.3	0.23	0.21
Toroparu (10%) (19)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
TOTAL GOLD			0.53			2.18			2.70

See Notes Below.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [40]

Attributable Inferred Resources (1,2,3,4,5,9,22)

	Inferred
As of December 31, 2015 unless otherwise noted (6)	Tonnage	Grade	Contained
	Mt	g/t	Moz
SILVER
Peñasquito (25%) (10)
Mill	4.9	20.6	3.2
Heap Leach	0.1	15.5	0.1
San Dimas (10, 11)	7.0	330.0	74.0
Antamina (33.75) (12,13)	351.1	11.1	125.3
Pascua-Lama (25%)	4.9	20.1	3.2
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	7.3	83.0	19.4
Copper	0.2	39.0	0.2
Neves-Corvo
Copper	13.4	37.0	15.9
Zinc	12.6	55.0	22.3
Yauliyacu (14)	13.5	177.6	76.9
777 (15)	0.7	32.6	0.7
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Los Filos	141.0	9.2	41.6
Rosemont (16)	104.5	3.3	11.1
Aljustrel (20)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	363.4	3.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (21)	605.3	2.3	45.4
Toroparu (50%) (19)	64.8	0.1	0.2
Metates Royalty (17)	1.0	9.7	0.3
TOTAL SILVER			473.5
GOLD
Salobo (50%) (18)	74.4	0.31	0.74
Sudbury (70%) (12)	12.0	0.52	0.20
Constancia (50%)	100.0	0.03	0.10
777 (12,15)	0.3	1.76	0.02
Minto	16.2	0.30	0.16
Cotabambas (25%) (21)	151.3	0.17	0.84
Toroparu (10%) (19)	13.0	0.74	0.31
Metates Royalty (17)	1.0	0.38	0.01
TOTAL GOLD			2.38

See Notes Below.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [41]

------------------------------------------------
(1)

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

(2)	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
(3)

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.

Salobo mine – Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler).

b.

All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

(4)

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves- Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(6)

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2015 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Cozamin and Minto mines are reported as of December 31, 2014.
b.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
c.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
d.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2015.
e.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
f.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
g.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
i.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
j.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
k.	Mineral Resources for Metates royalty are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.
(7)	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
(8)	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
b.	Constancia mine - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $13.50 per pound molybdenum.
c.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $15.00 per ounce silver.
e.	Los Filos mine - $1,100 per ounce gold and $16.50 per ounce silver.
f.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
j.	Peñasquito mine - $1,100 per ounce gold, $16.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

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l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
m.	San Dimas mine – 2.50 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $17.20 per ounce silver, $2.83 per pound copper, $0.91 per pound lead and $1.02 per pound zinc.
r.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.
(9)	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
c.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off.
(10)	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp annual information form filed on March 29, 2016; and
b.	San Dimas - Primero annual information form filed on March 30, 2016.
The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine and San Dimas mine in this document.
(11)	The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0

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million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.
(12)

The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

(13)

The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

(14)

On November 30, 2015, the Company amended its silver purchase agreement with Glencore in respect to the Yauliyacu mine. The term of the agreement which was set to expire in 2026, was extended to life of mine. Additionally, effective January 1, 2016, Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

(15)

The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

(16)	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
(17)

Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

(18)	The Company has filed an updated technical report for the Salobo mine prepared by Amec Foster Wheeler on www.sedar.com.
(19)

The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

(20)	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
(21)

Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

(22)

Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

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FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

SAN DIMAS MINE, MEXICO

The following description of the San Dimas mine is based on the information disclosed in the annual information form of Primero filed on March 30, 2016. The Company QP’s have approved the disclosure of scientific and technical information in respect of the San Dimas mine in this document.

Property Description and Location

The San Dimas mine is located on the borders of the Durango and Sinaloa states, approximately 125 kilometre north-east of Mazatlán, Sinaloa and 150 kilometres west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

The San Dimas mine property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas mine. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014, the river’s course has been diverted through the new canal and the aquative life recovery had been achieved. The new waste pad construction was completed in May 2014.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately ten hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

Mining at the San Dimas mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the

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population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican “Federal Electricity Commission” (“CFE”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total requirement of the San Dimas mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mine, which is divided into five blocks: West Block (San Antonio mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51 percent of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49 percent interest was obtained by Luismin S.A. de C.V (“Luismin”).

In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

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In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s, the Favourable Zone concept and gold/silver ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling long drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops, along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (one to two millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed

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predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to eight metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (five to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (six metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more

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than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a two kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.

Drilling

Prior to Primero’s acquisition of the San Dimas mine, all drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources with new test targets designated as exploration drilling. The drilling conducted in 2015 is shown in the following table:

Area	Number of Drill Holes	Metres
Central Block	147	26,415
Sinaloa Graben	109	29,781
Tayoltita	-	-
Santa Rita	4	846
West Block	4	1,143
Total	289	58,184

Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50 degrees in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

2016 Exploration Program

The San Dimas $8.7 million delineation and mine exploration program for 2016 targets 23 veins and consists of 156 DDH for 55,000 metres of diamond drilling, 23,000 metres and 32,000 metres allocated for delineation and exploration respectively and, as well as 3,500 metres of exploration drifting and drilling pads. This San Dimas regional exploration program for 2016 will focus on mapping and rock sampling in the new “Lechuguilla” concession, south of San Dimas.

The main target of the 2016 underground mine delineation and exploration program is to replace depleted Mineral Reserves. The largest portion of the exploration drilling was planned in Jessica, Regina, Perez, Victoria and Yesqueros systems in the Central Block and Sinaloa Graben Block. The delineation areas will depend on the results of the exploration program.

Mining Operations

The San Dimas mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

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Typical mining of the vein systems is by mechanized cut-and-fill and long hole, using drill jumbos or jacklegs, pneumatic long hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is load-haul-dump (LHD) equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 9 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

Since 2012, Primero has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. In the five years to December 2015, gold equivalent production increased by 84%. Initiatives designed to increase production, the introduction of long hole mining method, improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning.

During the year ended December 31, 2015, San Dimas produced 189,769 gold equivalent ounces within Primero’s guidance range of 180,000 to 190,000 gold equivalent ounces. Primero produced 151,355 ounces of gold and 8.3 million ounces of silver, 20% and 35% higher, respectively, than 2014. Production at San Dimas in 2015 was higher than 2014 due to a number of factors, including higher throughput related to the ongoing expansion of the mill to 3,000 TPD, increased gold and silver recoveries, increased long-hole mining production, and commenced mining of the high-grade Jessica vein. Average throughput in 2015 increased by approximately 10% over 2014, averaging 2,721 TPD (based on 365 day availability).

Primero generated strong operating cash flow and continued to invest in the San Dimas mine with capital expenditures during 2015 of approximately $56 million.

2016 Development Plans

Primero achieved key milestones in 2015 at both the San Dimas mine and the mill towards the completion of its expansion from 2,500 TPD to 3,000 TPD expected in Q3 2016.

The San Dimas underground development plan for 2016 assumes an increased development rate compared to the metres of advance achieved in 2015. The planned development being about 29 kilometres of drifting.

In 2016, San Dimas expects to produce between 190,000 and 200,000 gold equivalent ounces up to 6% higher than 2015. The expected increase in production is partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016.

Capital expenditures during 2016 are expected to total approximately $47.3 million excluding capitalized exploration costs. Underground development capital and sustaining capital are expected to remain at similar levels to 2015 at approximately $35.3 million. The 2016 project capital estimate of $12.0 million includes the expenditure for the mill expansion to 3,000 TPD ($9.6 million), continued improvements to the tailings pipeline containment system and other projects.

Environmental Matters

During the year ended December 31, 2015, Primero spent $1.6 million on capital projects related to environmental protection, being the continued improvements to the tailings pipeline and waste rock stockpile improvements. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and will be completed in the first quarter of 2016. In 2015 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The stability evaluation of the storage facility currently in use shows that the facility exceeds the minimum factors of safety

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criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate storm events. The engineering of these improvements was completed in 2015 with construction planned for 2016.

The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). Primero has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was $30.9 million at December 31, 2015 and the present value of the obligation was estimated at $9.3 million, calculated using a discount rate of 7.5% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, Primero has assumed is 19 years. In respect of the decommissioning liability, San Dimas mine expects to incur $2.2 million in 2017 and $2.0 million in 2018 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

On May 4th 2015 a weld on the tailings pipeline transporting materials to the Cupias tailings storage facility failed, spilling approximately 7 cubic metres of tailings into the Piaxtla river. Primero’s emergency response plans addressed the spill and authorities were promptly notified. In September the Federal environmental authorities (PROFEPA) fined Primero 315,450 pesos which was promptly paid. In December the National water commission CONAGUA fined Primero 455,650 pesos in regard to the same spill and other infractions. Following this incident XPS Consulting & Testwork Services visited the San Dimas site in June 2015 to confirm the root cause of the spill and audited the design and improvements of the ongoing tailings handling system improvements. Their observations and recommendations have been applied to the system.

In addition, Primero is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2018.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that, through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years.

Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, will be completed in 2018.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 100% attributable) for the San Dimas mine as of December 31, 2015.

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The San Dimas mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

At the San Dimas mine, the Mineral Reserves and associated Mineral Resources were constrained in 61 individual geological models (57 individual geological models in 2014). Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Resources. Leapfrog geological models were created which honor the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres. The Company continues to utilize an external laboratory for all drill samples at the San Dimas mine.

In 2015, the block modelling approach was carried out with ordinary kriging interpolation for the main vein systems and inverse distance squared interpolation for the minor veins. The remaining veins outside of Mineral Reserves were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 61 individual geological models based on wireframes for the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Grade capping was applied for some veins supported by statistical analysis. Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins in the December 31, 2015 estimate.

Due to the poor QA/QC results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource, but improved QA/QC methods and practices commenced in 2012 and continued into 2013 and 2014 have allowed for Measured Mineral Resources starting the 2013 Mineral Resources estimate. Primero utilize an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates. For the block-modelled veins in 2014, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 45 metres.

The QA/QC process involves assaying in an external laboratory (SGS in Durango), the regular insertion of Standard Reference Materials and the regular insertion of Blank materials. Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t Au fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution is added and mining recovery factors applied on an individual vein basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. San Dimas has introduced the use of long hole mining method rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. Unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 41%. For the veins upon which the year-end 2015 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long hole mining are estimated at 21%, 28% and 51%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and long hole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 3 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

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A mine cut-off grade of 2.50 g/t gold equivalent (“AuEq”) was calculated based on total operating cost of $96.57, silver recovery factor of 95%, gold recovery factor of 97%, silver price of $18 per troy ounce, gold price of $1,200 per troy ounce and exchange rate of 15.50 Pesos per $1.00. This cut-off grade requires that the material in question carry all mine operating and selling costs.

Production Information

The following table summarizes 2008 to 2015 silver production from the San Dimas mine:

	Units	2008	2009	2010	2011	2012	2013	2014	2015
Ore Processed	(tonne)	657,479	673,311	612,253	662,612	721,264	766,930	898,915	993,094
Gold Grade	(g/t)	4.3	5.4	4.5	3.9	3.9	4.7	4.6	4.9
Silver Grade	(g/t)	259	249	244	226	234	258	232	274
Gold Recovery	(%)	97	98	97	97	97	97	94	97
Silver Recovery	(%)	94	95	94	96	95	95	92	95
Produced Gold	(oz)	86,682	113,018	85,429	79,564	87,900	111,983	126,059	151,355
Produced Silver	(oz)	5,113,466	5,093,385	4,530,000	4,602,846	5,134,184	6,054,360	6,149,045	8,303,010

PEÑASQUITO MINE, MEXICO

The Peñasquito mine is indirectly wholly-owned by Goldcorp. The Peñasquito mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore.

The following description of the Peñasquito mine is based on the information disclosed in the annual information form of Goldcorp filed on March 29, 2016. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine in this document.

Property Description and Location

The Peñasquito mine is wholly-owned by Goldcorp’s subsidiary, Minera Peñasquito. The Peñasquito mine is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas. The mine site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. There is an airport on site.

The Peñasquito mine is comprised of 19 mining concessions (45,753 hectares), held in the name of Minera Peñasquito. Concessions were granted for durations of 50 years and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount. Goldcorp holds additional tenure in the greater Peñasquito mine area (within about 200 to 300 kilometres of the Peñasquito mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos, as well as certain private owners. Goldcorp has signed current land use agreements with three of the ejidos and the relevant private owners. Under current

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agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made.

A two percent net smelter return royalty is payable to Royal Gold on production from both the Peñasco and Chile Colorado pits which constitute the Peñasquito mine. Effective January 1, 2014, the Mexican Government has passed a mining royalty that consists of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) that will also be in effect as of January 1, 2014. In 2007, the Company acquired 25 percent of the silver produced by the Peñasquito mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where productions occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site. Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are two access routes to the site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 kilometres, about two hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Goldcorp signed a power delivery agreement with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 220 megawatt gas-fired combined cycle power plant to deliver 183 megawatts of supplied electricity to the Peñasquito mine and other operations in Mexico for a minimum term of 20 years.

Process and potable water for the Peñasquito mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito mine and permits to pump up to 35 million cubic metres per year from this source have been received. The existing supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput since 2013 due to lower than planned volumes from the current infrastructure. In 2012 and 2013, expansion to the current Torres–Vergel well field occurred. To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito mine and construction took place during 2014 and is anticipated to be completed in mid-2015. Once complete, the Northern Well Field is expected to meet the long-term water requirements for the Peñasquito mine. Under the Mining Law in Mexico, the owner of a mining concession is entitled to use the water extracted from the Peñasquito mine in connection with exploration and mining activities. The Peñasquito mine recycles almost 70 percent of the water it uses in the mining process with the existing tailings facility.

There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is

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generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito mine from Kennecott. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed core drilling into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed additional core and reverse circulation drill holes and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and Goldcorp subsequently acquired the combined company in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting, Mineralization and Deposit Types

Deposits currently mined within the Peñasquito mine Operations are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity.

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 metre to 2,000 metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at Peñasquito. The pipes flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 metre by 800 metre immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 metre in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite-epidote-pyrite (propylitic) alteration halo.

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Manto-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. The mantos consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

Garnet skarn-hosted polymetallic mineralization has been identified at depth between the Peñasco and Brecha Azul diatremes. The skarn has horizontal dimensions of approximately 1,000 metre by 1,200 metre and is open at depth.

Exploration

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics, reconnaissance induced polarization, scaler induced polarization, airborne radiometrics, magnetics and ground magnetics), rotary air blast (“RAB”), reverse circulation and core drilling.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito mine and support the genetic and geological interpretations.

Drilling

Drilling completed on the Peñasquito mine area for the period 1994 to 2015 comprised 1,559 drill holes (783,881 metres). Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

In 2015, drill programs targeted the deep Skarn with 7 holes (10,534 metres), in-fill drilling at Peñasquito with 88 holes (32,186 metres) and exploration drilling of regional targets of 17 holes (9,530 metres).

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 11 kilometres east–west by 7 kilometres north–south with the majority of drill holes concentrated in an area 2.1 kilometres east–west by 2.8 kilometres north–south.

Drill logs record deposit-specific information, including lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. From mid-2013, logs have been recorded electronically and are uploaded directly to the project database.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar survey has been performed by a qualified surveyor. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system (DGPS) instruments.

Drill traces were down-hole surveyed using a single shot, through the bit, survey instrument. All drill holes have been down-hole surveyed except 51 Western Silver reverse circulation drill holes and 11 of the 71 Kennecott drill holes. Use of a gyroscopic survey instrument began in 2012 when Silver State Survey (“SSS”) was contracted. In the first 800 metre of any drill hole, SSS takes a measurement at 50 metre intervals and at the end of the drill hole.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during Goldcorp’s exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Geotechnical Drilling

Geotechnical drilling in support of infrastructure locations were completed as follows:

Major Drilling Co., (Major): 2004; eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 metres). Core holes were oriented at an angle of 60º to the horizontal and were sited to intersect the November 2005 design basis pit

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wall one-third of the ultimate wall height above the base of the final pit level. Core orientation was accomplished using two independent methods: clay impression and a mechanical down-hole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock;

Estudios Especializados de Mecánica de Suelos, S.A. de C.V. (EEMSSA): 2005: geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed;

Adviser Drilling, S.A. de C.V.: 2010: oriented core program with seven holes (3,014.17 metres) completed to provide information on the bedding orientations within the area planned for the Chile Colorado pit and identify structures that could affect the bench stability;

Boart Longyear Drilling Services-Mexico and BDW: 2013: seven hole program (1,856.25 metres), which focused on obtaining information on the bedding orientations in the north of the Peñasco pit. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock. An additional target was obtaining information on the bedding planes within the Caracol Formation. The rock quality designation model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct the bedding model.

Metallurgical Drilling

Metallurgical drilling was first performed in 2003–2006, with 12 holes (3,853 metres) completed. Holes averaged 310 metres in depth. An additional 29 core holes were drilled in 2006–2012 (15,537 metres), which were typically 550 metres long. During 2013, 18 holes (9,156 metres) were completed, averaging 510 metres in length. There was no additional metallurgical drilling in 2015.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

In July 2013, digital logging was implemented. Data are logged directly into acQuire using custom forms. Logs are stored on the mine server in an exploration database. Information now recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types.

Core was photographed; core photographs are retained on the mine data server. Video was recorded from drill collar to toe; these digital files are stored on hard discs.

Geotechnical logging for pit design purposes was typically completed at 3 metre intervals, and recorded on CDs. For site location purposes, geotechnical logging included sample descriptions, sample numbers and visual classifications based on the united soil classification system. From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

Collar Surveys

All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the collar on completion of each drill hole.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar survey has been performed by a qualified surveyor. Since preparation for mining operations commenced in 2007, all surveys have been performed using differential GPS instruments. The mine currently uses Trimble R-6 GPS instruments.

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Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately 11 kilometres east to west by seven kilometres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling, Analysis and Data Verification

Independent sample preparation and analytical laboratories used during the exploration, development and operational core drill programs on the project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001). The umpire (check) laboratories are Acme Laboratories in Vancouver, and SGS Mexico. Laboratories are certified and independent of Goldcorp. The run-of-mine samples are assayed in an on-site mine laboratory that is not accredited. Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Core recovery for the Peñasquito drilling programs averaged 97%. Reverse circulation drill cuttings were sampled at intervals of 2 metres. The standard core sample interval is 2 metres. Some samples are limited to geological boundaries and are less than 2 metres in length.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 30 gram pulp for assay. Prior to 2003, the pulverization standard was 85% passing 75 micrometres; after 2003, samples were pulverized to a minimum of 85% passing 200 mesh. Standard fire assay procedures are used for analysis of gold. ICP analyses are used for silver, lead, zinc and deleterious elements.

QA/QC measures for Goldcorp’s programs include submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

Entry of information into databases has utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data from early drill programs were entered into spreadsheets in a single pass.

All drill data from 2007 to July 2013 was entered from paper logging forms into Excel files before being imported into acQuire. Since July 2013, logging and recording of other drill hole data by geologists and technicians has been directly into acQuire on laptop computers, with the data subsequently imported into the main database.

Assays received electronically from the laboratories are imported directly into the database. Analytical certificates received since 2010 have been stored in the database and were validated via the acQuire software.

Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

The quality of the analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

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Mineral Processing and Metallurgical Testing

Mineralogical studies have been performed in order to increase the knowledge of the different ore types in the mine targeted to assure the best possible treatment for each ore category and maximize the recovery. Metallurgical testwork focused on recovery of the key elements, lead and zinc, with co-recovery of gold and silver.

Various testwork programs have investigated comminution, flotation, heavy media separation, flowsheet variability schemes, concentrate filtration, dewatering, and regrind tests, modal and liberation analyses, and bottle roll and column cyanide leach extraction tests. Programs were performed and which were sufficient to establish the optimal processing routes for oxide and sulphide ores, and supported estimation of recovery factors for the various ore types. A number of ore types have been identified that are classed as “special” because of their specific chemical characteristics, and include transitional, low-lead, high-copper and high-carbon types. The proposed Pyrite Project has also investigated the metallurgical responses to treatment for additional gold and silver recovery from the zinc flotation tailings.

Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Recovery from the heap leach is currently fixed at about 57% for gold and 24% for silver in the life-of-mine (LOM) plan (LOMP).

The mineralogical complexity of the Peñasquito ore makes the development of mill models difficult as eight elements (gold, silver, lead, zinc, copper, iron, arsenic and antimony) are tracked through the process, and the models need to be robust enough to allow for changes in mineralogy and plant operations while giving reasonable predictions of concentrate quality and tonnage. Metallurgical models were updated in 2015 for the second time from the feasibility study assumptions. Based on the present LOM, the following metal recoveries are anticipated:

Lead, between 74% and 84%;
Zinc, between 80% and 85%;
Gold, between 51% and 65%;
Silver, between 71% and 81%.

There are currently no metallurgical models for the high-carbon ores. A method to identify and characterise this ore type needs to be developed so models can be generated for use in the future. Determination of future processing methods that may allow for the processing of the high-carbon and high-copper ores represents Project upside potential. In addition, the evaluation of the “pyrite project” also represents an upside potential.

The processing plant, in particular the flotation portion of the circuit, is not able to separate the copper-bearing minerals from the lead-bearing minerals, so when present the sulphosalts report (primarily) to the lead concentrate. The marketing contracts are structured to allow for small percentages of these deleterious elements to be incorporated into the final product, with any exceedances then incurring nominal penalties. Historically, due to the relative small proportion of concentrate bearing high levels of deleterious elements, the marketing group has been able to sufficiently blend the majority of the deleterious elements such that little or no financial impact has resulted.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25% attributable) for the Peñasquito mine as of December 31, 2015.

Risk factors that can affect the Mineral Reserve estimates are: metal prices and exchange rate assumptions; mining, process and operating and capital cost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; deleterious substances (eg organic carbon) in mineralization can affect metallurgical recovery rates, social license to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime

To support declaration of Mineral Reserves, Goldcorp prepares an economic analysis to confirm that the economics based on the Mineral Reserves over the mine life repays life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis.

Risk factors that can affect the Mineral Resource estimates are: metal prices and exchange rate assumptions; assumptions which are used in the Lerchs-Grossman shell constraining Mineral Resources, including mining, processing and general administrative costs; metal recoveries; geotechnical and hydrogeological assumptions; and assumptions that the

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operation will maintain the social license to operate.

Mining Operations

Peñasquito mine is a conventional, large scale, truck-and-shovel open pit mining operation. For 2016, the operation is scheduled to mine 46.7 million tonnes of ore, with total material movement of 216 million tonnes. The open pit operations will progress at a nominal annual mining rate of 225 Mt per year until the end 2023, after which it continues to decline at a significant rate as the stripping ratios of ore to waste decrease.

The Mineral Reserve estimate for the operations is based on Measured and Indicated Mineral Resources. A four-step process is used to estimate the Mineral Reserves. The Peñasquito contained metal block model is interpolated with a series of software scripts in which an NSR value is calculated for each block, based on recovery and marketing assumptions.

The Peñasquito NSR block model then undergoes a process of “pit optimization” where computer software optimizes the potential future financial return for a number of intermediate pit shells, and defines the ultimate pit size and shape for each of the two deposits. The ultimate pit shell offering the best economic results is selected, based on the defined parameters while respecting geotechnical limitations.

With the ultimate pit limits defined, practical design parameters are completed within a mine design software package. This process results in a series of minable cutbacks that together form the ultimate pit design for the deposit; A series of potential production schedules are produced that are based on the practical sequencing of each cut-back, the mining equipment available, and operational limitations such as production rates, haulage distance, mill throughput capacity etc. From this process, which in most cases is iterative, a practical LOM production schedule is developed that tries to maximize the metal production and minimize operating and capital costs and defines the annual mining, milling and metal production schedules.

The current mine plan is based on the 2015 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 14-year mine life (2016–2029).

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus no further dilution factors are needed to reflect the appropriate grade and tonnage distributions. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

An ore stockpiling strategy is practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a lower net smelter return value will be stockpiled to bring forward the processing of higher-value ore earlier in the LOM. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at Peñasquito mine also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability within the mine plan.

Processing and Recovery Operations

The Peñasquito mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that can processes a nameplate 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

For the milling throughput, the LOM plan assumes a nominal rate of 45.1 million tonnes per year until the end of 2028 and the first quarter of 2029, and the heap leach pad will be stacked with incremental oxide ore as it is mined.

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Oxide Ore

Run-of-mine oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to the addition of the ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

For 2015, a total of 3,038,377 metric tonnes was heap leached with an average grade of 0.47 grams per tonne of gold and 23.92 grams per tonne of silver for a total of 27,566 ounces of gold and 642,245 ounces of silver produced. Metallurgical recoveries averaged 57.1% for gold, and 24.7% for silver.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 290 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 148,000 tonnes per day of run-of-mine sulphide ore to 80 percent passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92 percent utilization on a 24-hour-per-day, 365-days-per-year basis.

For 2015, a total of 38,870,109 metric tonnes of ore with an average grade of 1.00 grams per tonne of gold, 28.25 grams per tonne of silver, 0.68% zinc and 0.30% lead was processed through the sulphide plant facility, for a total of 832,709 ounces of gold, 25,017,015 ounces of silver, 388,768,332 pounds of zinc, and 173,854,109 pounds of lead produced (payable metal). Metallurgical recoveries averaged 71.6% for gold, 79.7% for silver, 78.6% for zinc, and 71.4% for lead.

Concentrate Enrichment Process

The feasibility study for the Metallurgical Enhancement Process (“MEP”), which consists of the Concentrate Enrichment Process (“CEP”) and Pyrite Leach Plant (“PLP”), was completed during the fourth quarter of 2015. The results determined that the CEP component of the MEP no longer met Goldcorp’s required rate of return due to improved fundamentals in the concentrate smelting market. The PLP continues to demonstrate strong potential to recover gold and silver currently going to tailings. An investment decision on PLP is expected by mid-2016, which if approved, is expected to be in production by the end of 2018.

Markets / Contracts

Goldcorp currently has an operative refining agreement with Met Mex Peñoles for refining of doré produced from the Peñasquito mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to the Company.

The markets for the lead and zinc concentrates from the Peñasquito mine are worldwide with smelters located in Mexico, Canada, United States, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito mine. As of December 31, 2015, Peñasquito mine has zero hedges in place for 2016 in relation to its concentrate sales.

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Infrastructure, Permitting and Compliance Activities

As of August 2015, Peñasquito mine uses power sourced from a subsidiary of InterGen Servicios Mexico who operates a 220 megawatt gas-fired combined cycle power plant. The annual power consumption ranges from 130–145 megawatts per day, with the majority (>85%) of the consumption in the processing facility.

Process and potable water for the Peñasquito mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito mine. An additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito mine and construction is anticipated to be completed in late Q3-2016. The Northern Well Field construction project was delayed 10 months in 2015 due to community concerns, and Goldcorp expects that the parties will resolve the dispute and the project will be completed in late 2016. Contingency plans remain in place to ensure fresh water supply to the mine continues unimpeded until the Northern Well Field is fully operational.

There is sufficient suitable land available within Goldcorp’s mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

Various baseline studies, with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, state and municipal agencies, and are in place for project operations. The initial project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a production rate of 50,000 tonnes per day. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008. Reviews of the environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito mine support the declaration of Mineral Reserves.

Capital and Operating Costs

Capital costs are based on the latest mine construction data and budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, development and permitting, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends.

As with all capital projects, Board of Director approval is required on an annualized basis. The Mineral Reserve and LOM plan assume that the pyrite leach plant will be constructed starting in 2016; however, final approval for this has not been provided by the Board of Directors as of the Report effective date.

Area	Life-of-Mine (US$ million)
Mine Pre Stripping	$ 683.8
General Sustaining	$ 539.9
Expansion	$ 855.0
Growth (Pyrite Leach Plant)	$ 417.3
Grand Total	$2,496.0

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Operating costs were estimated by Goldcorp personnel, and are based on the 2015 LOM budget. Labour cost estimation is based on Goldcorp’s 2015 salary scale and fringe benefits in force. Mining consumables are based on 2015 costs and contracts and the costs for future operation consumables, such as mill reagents, grinding media, etc, are based on recent supplier quotations.

Area	Life-of-Mine (US$/t)
Process Plant (with Pyrite Leach)	$ 7.37/t milled
Process Plant (without Pyrite Leach)	$ 5.69/t milled
General & Administration	$ 1.62/t milled
Mining	$2.18/t of material mined

Exploration, Development and Production

In 2015, a regional geology model was completed which incorporated results from regional geophysical surveys undertaken in 2014. These results were used to assist in target selection at two existing exploration targets (Santa Rosa and Melchor Ocampo) and were drill tested with 17 holes (9,530 metres). As at December 31, 2015, assays remain pending for part of these drill campaigns.

In 2016, exploration at the Peñasquito mine will continue to focus on defining near pit Mineral Resources. The skarn geologic model is under review to determine what parts of the deposit would require higher drilling density for conversion to resource. Following identification of these areas and analysis for potential economics, the drilling would then commence. Drilling will also test other targets on the property.

At Camino Rojo (100%-owned), located approximately 50 kilometres from the Peñasquito mine, an ongoing pre-feasibility study is evaluating Camino Rojo as a supplemental source of feed to the existing Peñasquito facility. Updating of the geologic model continued during the fourth quarter of 2015. Metallurgical testing is ongoing. The pre-feasibility study is expected to be completed in the fourth quarter of 2016. The Camino Rojo project is being evaluated for future inclusion in the Peñasquito mine plans, but until that decision is made, it is not considered a part of the Peñasquito mine property.

At the Peñasquito mine, gold production guidance for 2016 is expected to be between 520,000 and 580,000 ounces. On a gold equivalent basis, production is expected to be between 1.30 million and 1.45 million ounces. Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $18 per ounce silver; $1.00 per pound zinc; and $0.95 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

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Production Information

The following table summarizes 2008 to 2015 silver production (100% basis) from the Peñasquito mine:

Oxides	Units	2008	2009	2010	2011	2012	2013	2014	2015
Produced Payable Gold	(oz)	20,000	83,200	78,399	55,800	42,669	62,300	36,600	27,600
Produced Payable Silver	(oz)	1,356,000	2,600,000	3,006,262	1,891,000	1,420,300	1,684,100	931,600	642,200
Sulphides
Produced Payable Gold	(oz)			89,800	198,300	368,594	341,500	531,200	832,700
Produced Payable Silver	(oz)			10,946,400	17,154,500	22,284,558	20,763,300	24,875,500	25,284,300

SALOBO MINE, BRAZIL

Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo mine technical report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler), prepared a technical report in accordance with NI 43-101 entitled “Salobo Operations Para State, Brazil NI 43-101 Technical Report” with an effective date December 31, 2015 (the “Salobo Report”). Gerrit Vos, Dr Georges Verly, Dr Armando Simon, Pierre Lacombe, Donald Hickson, Vikram Khera and Stella Searston are qualified persons under NI 43-101. The following description of the Salobo mine has been summarized from the Salobo Report with updates where appropriate and readers should consult the Salobo Report to obtain further particulars regarding the Salobo mine. A copy of the Salobo Report is available under the Company’s profile on SEDAR at www.sedar.com.

Property Description and Location

The Salobo mine is a copper-gold deposit located approximately 90 kilometres northwest of Carajás, Pará State in northern Brazil. Geographic coordinates for the property are 5°47’25” S latitude and 56°32’5” W longitude.

The Salobo mine comprises a single claim and is permitted for mining copper and gold under National Department of Mineral Production (“DNPM”) 807.426/74. The area of the property is 9,180.61 hectares, as defined by Exploration Permit no. 1121, dated 14 July, 1987. Brazilian legislation separates the ownership of the surface rights from mineral ownership. A mining company can operate a mine even if does not own the surface, provided it owns the minerals. In this case it is necessary to pay a royalty to the surface owner. The royalty is calculated as 50% of the CFEM (Compensation for Financial Exploitation of Mineral Resources), which is paid to the government. The mining concessions are updated every year on presentation by Vale of the annual report of mining production to the DNPM. Installation Licence No. 889/2012 for construction of the expansion to 24 Mt/a and Operating Licence No. 1096/2012 for the current operations were granted by the Brazilian Institute for Environment and Renewable Resources (IBAMA) in November, 2012. Vale maintains that the company holds clear mineral title to the deposit areas and has the necessary permits for operation of the mine.

The Salobo mine currently holds all required permits to operate. The Salobo Operations have a robust control and monitoring system to ensure that permits remain current, and to ensure that the requirements of each permit are monitored to comply with the relevant regulatory conditions imposed.

The mine site is connected via an all-weather road network to the cities of Parauapebas (90 km), Marabá (240 km), and the commercial airport at Carajás. The Carajás airport is capable of accommodating large aircraft and is served by

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daily flights to Belém (Pará State major’s city) and other major Brazilian cities. Railroads link Carajás with the port city of São Luis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The operations are located in the Carajás mountain range in the eastern Amazon humid tropical rainforest. Temperatures range from 20.8°C to 37.8°C with an average relative humidity of 80.5% . Mean annual rainfall is 1,920 mm and evaporation is 1,500 mm. Winds are predominantly from the north and west. Mining operations are conducted year-round.

Mining is the primary industry of the area. As well as Salobo, Vale also operates the established Sossego copper mine, located 136kilometre by road to the south of Salobo. Vale operates a very large iron ore mine at Carajás.

Local housing is available for employees within the communities surrounding the mine. There are adequate schools, medical services and businesses to support the work force. The mine site has medical facilities to handle emergencies. In addition, medical facilities are available in Carajás to support the mine’s needs.

Vale has invested significantly in infrastructure in Carajás, building a 130kilometre paved road to Parauapebas and a 20kilometre sewage system, together with a school, hospital, and day care centre.

Salobo is in the northwest of the Carajás Reserve within the 190,000 ha Flona de Tapirapé–Aquiri forest. The area is heavily forested, and dominated by relatively dense trees with substantial underbrush.

In the mine area the topography is fairly steep, varying between 190 to 520 metres in elevation. The ridge where the Salobo deposit is located has a nominal slope of 2.5H:1.0V. The site is lower than the Carajás Ridge, which is 850 metres above sea level.

The two drainages on either side of the Salobo Ridge are the Cinzento and Salobo Rivers which flow into the Itacaiúnas River. The Itacaiúnas River flows into the Tocantins River close to Marabá City. The long-term average unit runoff for the Project site is 13.5 L/s/km2.

Concentrate produced at the mine is hauled by 40 tonne (gross weight) highway trucks 85 kilometres on the highway to a rail-loading site located approximately ten kilometres north of the town of Parauapebas. From there, it is transported by train 870 kilometres to Itaqui port located near the coastal city of São Luís in the State of Maranhão.

Electrical energy is supplied from Tucuruí, a 8,370 megawatt hydroelectric generating station on the Tocantins River, 200 kilometres north of Marabá, and 250 kilometres due north of Parauapebas. An 87 kilometre overhead transmission line (230 kilovolts) supplies the Salobo site. There is no ring feed.

Process make-up water comprises runoff, direct precipitation and contribution from Igarape Mirim within the tailings storage basin.

The Salobo tailings storage facility (“TSF”), comprising an earth dam and concrete-lined spillway, was designed for Vale by Brazilian engineering company BVP Engenharia to withstand a one in 10,000 year event. The TSF, when completed to a height of 285 metres, will have sufficient capacity to store tailings resulting from the planned 40 years of production. At present, work is underway to lift the impoundment from 170 metres above sea level to an intermediate design height of 220 metres above sea level.

Environmental

Baseline environmental studies were completed as part of mine permitting.

The mine site is within the Tapirapé–Aquiri National Forest, the access road crosses the Carajás National Forest, and lies adjacent to the Igarapé Gelado Protected Area. As a requirement of the mine installation licence, an agreement was signed between the Chico Mendes Biodiversity Conservation Institute and Salobo to provide payment and support towards management of the Tapirapé–Aquiri National Forest. Ongoing monitoring is conducted for flora and fauna in the mine’s area of influence. Special monitoring programs are implemented as required in areas where vegetation has to be cleared. Permanent wildlife monitoring sites are set up on the Project access routes.

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Waste characterization studies were completed for ore, tailings, laterite, saprolite, transition and fresh rock. Static acid–base (AB) accounting and non-acid generating (NAG) test work concluded that all wastes were non-acid forming.

The Salobo mine has an Environmental Control Plan that was formulated in 2003, which covers a number of sub-plans that detail best practices and incorporate Brazilian legislation to prevent and mitigate potential impacts and manage compliance. The Salobo mine is located in a remote area, and there are no other significant sources of air and noise emissions other than those arising from the mining operations.

Social

The Salobo mine’s area of influence is located in the southeast Paraense mesoregion, in the municipalities of Marabá and Parauapebas. These regions are considered to have moderate human development indices for the level of health, education and living conditions, based on data from 2000. The extractive industry accounts for 23.5% of the economic activity in the state of Pará, with 17.9% other industrial activities, 52.0% services and 6.6% farming and ranching based on 2010 data (IBGE, 2013).

The Project is not located on indigenous lands. The nearest indigenous lands include the river Tapirapé Tuere, Trincheira Bacaja and Xicrin do Cateté, all located 25 kilometre or more from the Project. The Xikrin indigenous peoples traditionally use the Project area for food collection.

CVRD (a predecessor company to Vale) signed an agreement with the Xicrin do Cateté indigenous community in 1989 (Convenio No. 453/89; FUNAI, 1989).

In 2001, a forest management program was implemented between the indigenous communities and government associations to sustainably harvest the forest in the Salobo mine area in a manner that benefitted the indigenous community in capacity building and financial resources.

Vale currently maintains a Communication Plan that commits to continued communication with the local indigenous to maintain community health and safety, cultural preservation, transparency of activities and harmony between the workers and the indigenous community. The terms of the Installation Licence require the company to allow access for the Xikrin to continue with food collection from January to April (Vale, 2012).

There are a number of social management plans carried out by the Social Communications Department. The Environmental Compensation and Social Inclusion plan objectives are to support sustainable development by capitalizing on the positive effects of project development and minimizing the potential negative effects. In addition, this plan is supported by a Social Communications program that facilitates information exchange and works to improve relations between the Salobo mine and the diverse social segments of the surrounding communities.

An Environmental Education program was developed between the Department of Environment and Sustainable Development (DIAM), Vale Education and the municipality of Parauapebas. The program seeks to spread the principles of sustainability recognized as environmental, social and economic responsibility through educational activities geared towards Vale’s employees and contractors and the surrounding community. The program aims to strengthen and expand environmental education in the municipal education program and the community.

History

The exploration division of CVRD discovered copper mineralization in the Igarapé Salobo region in 1974, and commenced detailed exploration in 1977. Work completed included stream sediment sampling, reconnaissance exploration, and ground induced polarization (IP) and magnetometer geophysical surveys. As a result, various targets were identified.

In 1978, the 1974 Salobo exploration targets were revisited and the presence of copper sulphides in an outcrop of magnetite schists at the Salobo 3 Alfa target was noted. Drilling of this target followed in conjunction with the development of two exploration adits. The Salobo 3 Alfa target is now referred to as Salobo.

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Drilling was initially conducted on a 400 metres by 200 metres drill grid, subsequently reduced to 200 metres by 200 metres, and then to 200 metres by 100 metres. A total of 65 core drill holes (29,322 metres) were drilled between March 1978 and May 1983.

A preliminary assessment of potential Project economics was performed in 1981, based on an initial resource estimate. The findings were encouraging, and the Carajás Copper Project team submitted an Exploitation Economical Plan for the Salobo deposit to the DNPM in June 1981.

A pilot-scale study was carried out from 1985 to 1987 to further define the mineralization style and geometry. This included additional drilling and an additional 1 kilometre of exploration adits. The second drill campaign ran from January 1986 to June 1987, and reduced the grid spacing in the core of the deposit to 100 metres by 100 metres. Additional drilling was undertaken in the southeast of the deposit from the G-3 adit. This phase included 9,033 metres of diamond drilling from 60 drill holes.

The MME granted CVRD mining rights in 1987 through Ordinance No. 1121. A prefeasibility study was completed by Bechtel in 1988.

Salobo Metais S.A. was incorporated on 29 June 1993 as a joint-venture vehicle between CVRD and Morro Velho Mining (a subsidiary of Anglo American Brasil Ltda., AABL).

In 1993, the third drill campaign was initiated. The primary objective was to investigate the best probable location in the deposit in which to commence mining and to optimize the first five years of production, as well as to investigate mineralized continuity at depth. Between July 1993 and February 1994, a total of 65 drill holes (14,585 m) were completed.

In 1997, the fourth drilling campaign was conducted, resulting in 25,491 metres in 88 holes. Mineral Resources Development Inc. (MRDI) audited the drilling information that year. A feasibility study was undertaken by Minorco in 1998. This was subsequently revised and updated by Kvaerner in 2001. Amec Foster Wheeler audited the drilling, sampling, assaying and databases that supported the Kvaerner study in 2002.

In 2002, changes to the Exploitation Economic Plan allowing Salobo Metais to extract silver and gold were approved by DNPM. The original authorization had been for copper only.

In June 2002, the Brazilian Council for Economic Defense (Conselho Administrativo de Defesa Econômica) approved the acquisition by CVRD of the 50% of Salobo Metais that was held by AABL. CVRD thus became the largest shareholder in Salobo Metais.

The fifth drilling campaign comprised 190 drill holes (66,243 m) drilled in 2002 and a further 2,047 metres of drilling in 2003, during which some areas were drilled a little more densely (50 metres x 50 metres), including the area around the G3 adit. The drilling was followed by completion of the final feasibility study update by Fluor JPS in 2004.

The Salobo mine commenced pre-stripping in 2009. Project ramp-up for Phase I of the Salobo Operations was completed three years later and the first concentrate was shipped in September 2012. In December 2013, the plant processed 898,000 t of ore, which represented 90% of the Phase I nameplate capacity (1 Mt run-of-mine (ROM) per month). Phase II, intended to double the nameplate capacity and was completed in 2014.

Geology and Mineralization

Regional Geology

The Carajás Mining District, located in the southeast of Pará State, lies between the Xingu and Tocantins/Araguaia Rivers, and covers an area of about 300 kilometre x 100 kilmetre. It is hosted in the Carajás Province, forming a sigmoidal-shaped, west–northwest–east–southeast-trending late Archean basin.

The Archean basin contains a basement assemblage that is dominated by granite–tonalitic ortho-gneisses of the Pium Complex, and amphibolite, gneisses and migmatites of the Xingu Complex. The basement assemblage defines a broad, steeply dipping, east–west-trending ductile shear zone (Itacaiúnas shear zone) that experienced multiple episodes of reactivation during the Archean and Paleoproterozoic.

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The metamorphic rocks are cut by Archean-age intrusions, including the calc-alkaline Plaquê Suite (2.73 Ga), and the alkaline Salobo and Estrela granites (2.57 Ga and 2.76 Ga respectively).

The basement rocks are overlain by volcanic and sedimentary rocks of the Itacaiúnas Supergroup (2.56 Ga to 2.77 Ga). The Itacaiúnas Supergroup is informally sub-divided as follows (oldest to youngest):

The Igarapé Salobo Group: iron-rich sediments, quartzites and gneisses, metamorphosed to amphibolite facies; associated with copper–gold and copper–gold–silver mineralization, e.g. Salobo

Igarapé Pojuca Group: basic to intermediate volcanic rocks (frequently with cordierite–anthophyllite alteration), amphibolites, gneisses and chemical sediments (cherts), banded iron formation (BIF), and chert; associated with copper–zinc deposits, e.g. Pojuca.

Grão Pará Group: basal Parauapebas Formation, comprising bimodal volcanic rocks with various degrees of hydrothermal alteration, metamorphism and deformation; upper Carajás Formation, associated with various iron deposits, including all of the Carajás deposits.

Igarapé Bahia Group: mafic volcanics (lavas, tuffs and breccias), meta-sediments and BIF, associated with copper, copper–iron, copper–gold–silver deposits, e.g. Igarapé Bahia, Alemão/Bahia and Serra Pelada.

The Itacaiúnas Supergroup hosts all the Carajás iron ore–copper–gold (IOCG) deposits, including Salobo and Sossego, and is thought to have been deposited in a marine rift environment. The metamorphism and deformation has been attributed to the development of a sinistral strike-slip ductile shear zone (the 2.7 Ga Itacaiúnas Shear Zone) and to sinistral, ductile–brittle to brittle transcurrent fault systems.

The Itacaiúnas Supergroup is overlain by an extensive succession of Archean marine to fluvial sandstones and siltstones known as the Rio Fresco Group or the Águas Claras Formation (2.68 Ga to 2.78 Ga). The non-deformed, Proterozoic Gorotire Formation, consisting of coarse arkoses and conglomerates with quartz, BIF, and basic rock clasts, overlies the older lithological units (Matos da Costa, 2012).

A Proterozoic suite (1.88 Ga) of anorogenic, alkaline granites, the Serra dos Carajás, the Cigano and the Pojuca granites, as well as several generations of younger mafic dykes, cross-cut the entire sequence.

Property Geology

Mineralization at the Salobo deposit is hosted by upper-greenschist-to-lower-amphibolite-metamorphosed rocks of the Igarapé Salobo Group. The group thickness varies from 300–600 metres in the Project area, and may be weathered to depths of 30–100 m. The rocks strike approximately N70°W and have a subvertical dip.

The major host units are biotite (BDX) and magnetite schists (XMT). Granitic intrusions (GR) occur adjacent to the north and southern sides of the BDX and XMT, and a series of much younger diorite dykes (DB) cross-cut the mineralization forming barren zones (Figure 7-4). Lithological descriptions of the major units are as follows:

Magnetite Schist (XMT)

XMT is represented by massive, foliated and banded rocks, with predominant magnetite, fayalite, grunerite, almandine and secondary biotite. Granoblastic textures with polygonal contacts in magnetite and fayalite are common. The presence of fayalite is marked by the replacement of grunerite and greenalite and transformation into magnetite and other sulphides. Iron-potassic alteration is common, creating schistosity in biotite units.

The southeast portion of the deposit hosts hastingsite, replaced partially by actinolite, grunerite and sulphide minerals. Fluorite, apatite, graphite and uranium oxides are associated with this assemblage, Fe-silicate minerals and alteration products of fayalite.

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Garnet-Grunerite Schist (DGRX)

These are massive rocks with local development of schistosity. The rocks with significant almandine and grunerite content have isotropic texture or very few schistosity structures, with nematoblastic and granoblastic texture. The main mineralogical composition consists of almandine and cummingtonite-grunerite, with magnetite, hematite, ilmenite, biotite, quartz, chlorite, tourmaline and subordinate allanite. Fluorite and uraninite generally occur in veinlets related to stilpnomelane, calcite and grunerite.

Biotite Schist (BDX)

This unit is the most common lithology at Salobo and consists of medium to coarse-grained material with anastomosed foliation. The mineral assembly is characterized by biotite (responsible for the foliation observed within the rocks), garnet, quartz, magnetite and chlorite. The assemblage with garnet, magnetite, grunerite and biotite is partially replaced by a second generation of biotite and magnetite with chlorite, K feldspar, quartz, hematite and sulphides. Tourmaline, apatite, allanite, graphite and fluorite generally occur throughout this unit.

Feldspar-Chlorite Mylonite (ML)

The feldspar-chlorite-quartz mylonite is characterized by mylonitic foliation, produced by the orientation of rims of chloritized deformed biotite, hastingsite, elongated quartz and saussuritized plagioclase (K-feldspar, epidote and muscovite alteration). Porphyroblastic garnet is partially or totally replaced by chlorite and epidote. Allanite and apatite generally occur throughout this lithology.

Metavolcanic Basic (MTB)

This group of massive coarse-grained rocks is characterized by Fe-hastingsite and/or hornblende and plagioclase with chlorite alteration. It occurs irregularly in the system, but is concordant with other lithotypes in abrupt contacts, probably hydrothermally altered intrusive basic relicts within the package of volcanic rocks.

Quartz Mylonites (QML)

Quartz mylonites are grey or white in colour, passing through green to red. Where present, Fe-oxides are medium to fine grained, foliated and composed predominantly of quartz, muscovite, sericite, sillimanite and chlorite. Accessories, such as biotite, feldspar, magnetite, almandine, tourmaline, zircon and allanite are common. It is possible to differentiate: (a) red quartz-feldspathic rocks formed by K-feldspar and quartz and which may be a product of shearing between the gneissic basement and the supracrustal rocks; and (b) chlorite schists, mainly composed of chlorite and quartz, that represent intense hydrothermal alteration. This unit is found near the southern border of the deposits, close to important brittle shear zones, which may be interpreted as conduits for hydrothermal fluids.

Old Salobo Granite (GR)

The Old Salobo Granite occurs as a stockwork of approximately 2,573 ±2 million years old. The rocks appear colorless-pink to grey, coarse grained and with mylonitization in some areas. The main mineralogy is composed of K-feldspar (orthoclase-microcline), oligoclase, quartz, augite, hornblende, chlorite and, rarely, magnetite. There is no evidence of contact metamorphism with the host rocks. The mylonitic aspects that appear both in granite and host rocks are likely to have formed during the deformation phase.

Young Salobo Granite (GR)

The Young Salobo Granite occurs as small northwest-trending sills, hosted by the supracrustal sequence and by the gneisses of basement. It corresponds to the youngest granitic intrusion detected by drilling in the Salobo area. In some porphyritic portions, the matrix is aphanitic, containing a porphyry of red albite (Fe-oxide in micro-fractures) and chlorite pseudomorphed by biotite. This mineral assemblage is composed of fine to medium grained, equigranular, hypidiomorphic grains of albite/oligoclase, orthoclase, quartz, chlorite, with minor epidote, zircon, fluorite, magnetite, chalcopyrite and pyrite. Deformation was not observed and the structure is isotropic. Age dating indicates an age of 1,880 ±80 million years old.

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Diabase (DB)

Diabase is located in southeast of the deposit, striking at approximately N70°E, while in the northwest of the deposit striking near to N20°W. The predominant minerals comprising the rock type are augite, plagioclase, magnetite, ilmenite and quartz. The fine grained diabase has an age of 553 ±32 million years old, while the more granular margins are dated at 561 ±16 million years old. This unit represent the last magmatic event of the area. The dykes are set within shear/fault lateral geometries to (N70°E) and frontal geometries (N20°W), probably developed before the intrusions, in a compressional regime modified by an extensive regime.

Rhyolite (RIO)

Rhyolite dykes are grey-reddish in colour, porphyritic in texture within an aphanitic matrix. The majority are composed of K-feldspars, plagioclase, quartz, amphibole in a matrix cut by quartz veinlets. In drill holes the occurrence is rare or an ultimate phase.

The Salobo deposit is situated within the Cinzento strike-slip system which has been described as a set of Archean alignments that forms the Salobo transpressive duplex (or Salobo sidewall rip-out). This system post-dates the formation of the Itacaiúnas shear zone and was developed under ductile–brittle to brittle conditions.

The tectonic evolution of the Salobo area includes sinistral, transpressive, ductile deformation that developed under upper-amphibolite-facies conditions, followed by sinistral, transtensive, ductile–brittle-to-brittle shear deformation.

Shear zones are characterized by a mylonitic, penetrative foliation that generates a compositional banding. Where deformation is more intense, S-C foliations are parallel, and a lenticular pattern develops.

The ductile deformation along the Itacaiúnas shear zone, which has affected the basement rocks and rocks of the Salobo Group, produced widespread, subvertical, northwest–southeast schistosity, which affects all lithologies in the deposit, except the Young Salobo Granite and the diabase dykes.

The transtensive deformation along the Cinzento strike-slip fault system reactivated old structures, and formed a subparallel ductile–brittle shear zone in the northern part of the deposit and a brittle shear zone in the south.

Brittle–ductile shear zone deformation has resulted in lenticular-shaped ore shoots that characteristically show close associations between copper mineralization and magnetite content.

Metamorphism

Two phases of metamorphism have been recognized in the Project area:

Initial phase: associated with progressive amphibolite-facies metamorphism developed under ductile conditions of high temperature (650@@@C), low pressure (2–3 kbar), and oxygen fugacities of -20 and -18. This caused partial substitution of chalcopyrite by bornite and chalcocite, accompanied by intense K-metasomatism

Retrograde phase: developed under greenschist facies, with an average temperature of 340@@@C; characterized by intense chloritization and partial substitution of bornite by chalcocite.

Alteration

The Salobo hydrothermal system has a core of massive magnetite that is surrounded by less intensely altered rocks. Within the massive magnetite body there are small veins and irregular masses of secondary biotite. Garnet is completely replaced by magnetite, forming pseudomorphs. Away from the massive magnetite, the magnetite content gradually diminishes, giving way to biotite–garnet schist and/or garnet–grunerite schist. Alkali-metasomatism of the amphibolite facies rocks is expressed by weak sodium with intense, superimposed potassium alteration (≤4.6 wt% of K2O).

K-feldspar, biotite and oligoclase are the main alteration minerals. A significant increase in the FeO content (≤35 wt%) accompanied the potassium alteration in amphibolite, and was marked by the replacement of calcium-amphibole

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(mostly magnesium-hornblende and hastingsite) by iron–magnesium amphibole (cummingtonite), and by formation of biotite and magnetite.

The chemistry of the meta-graywackes at the deposit indicates that they also underwent significant iron and potassium alteration. Alteration assemblages are characterized by almandine, garnet, biotite and grunerite, subordinate tourmaline and minor magnetite. The better-mineralized zones, located in the central part of the deposit, correspond to the most altered areas.Mineralization

The sulphide mineralization typically consists of assemblages of magnetite–chalcopyrite–bornite and magnetite–bornite–chalcocite. Accessory minerals include hematite, molybdenite, ilmenite, uraninite, graphite, digenite, covellite, and sulphosalts.

The mineral assemblages can be found in a number of styles: forming disseminations, stringers, stockworks, massive accumulations, filling fractures, or in veins associated with local concentrations of magnetite and/or garnet filling the cleavages of amphiboles and platy minerals, and remobilized in shear zones.

There is a positive relationship between copper minerals and magnetite. Copper content is typically >0.8% in XMT and BIF, whereas in gneisses and schists it is <0.8% . A positive correlation between copper content and uranium contents has also been established.

Chalcopyrite, bornite, and chalcocite occur interstitially to silicate minerals. These sulphide minerals are commonly found filling cleavage planes of biotite and grunerite. Hematite is rare, but in places it can reach as much as 4% by volume. It exhibits tabular textures (specularite), with infilling bornite, and partial replacement by magnetite.

Native Au occurs as grains smaller than 10 μm in cobaltite, safflorite, magnetite and copper sulphides, or interstitial to magnetite and chalcopyrite grains. Native Au grains contain up to 10 wt% Cu, with subordinate silver, arsenic, and iron.

Molybdenite occurs interstitial to magnetite, and shows cleavage planes filled with chalcopyrite and bornite. In mylonitic samples, molybdenite forms kinked stringers.

Magnetite occurs mainly as idiomorphic to sub-idiomorphic grains, interstitial to silicate minerals or in fractures, or forms bands in mylonitic rocks.

The gangue minerals are almandine garnet, grunerite, and tourmaline, reflecting the intense iron-metasomatism. Minor amounts of fayalite and hastingsite are pseudomorphed by grunerite and magnetite. Tourmaline, with a dominant schörlitic (black-tourmaline) composition, occurs as idiomorphic crystals preferentially oriented parallel to mylonitic foliation, in association with biotite, garnet and grunerite. Ilmenite, uraninite, allanite, fluorite and apatite occur as accessory minerals.

Biotite sub-idiomorphic crystals, commonly kinked, are associated with potassic alteration, and spatially related to the copper–gold mineralization. Uraninite and zircon inclusions may be locally abundant in biotite.

Quartz is associated with biotite in ore-grade samples, and forms concordant veins within the host rocks.

Textural relationships indicate that mineralization was developed firstly as an oxide stage, with a second, subsequent, sulphide stage.

Exploration

The discovery of the Salobo copper deposit occurred during a systematic program of geochemical, geophysical and geological exploration in the Carajás region, initiated by CVRD/Docegeo in 1974.

In 1977 a program of detailed geological and geochemical work explored magnetic anomalies existing in the basin of Igarapé Salobo (Salobo stream). Anomalies of up to 2,700 parts per million copper were detected in stream sediments collected from tributaries of Igarapé Salobo. These anomalies lead to the development of detailed work in the area,

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involving geological, geochemical and geophysical prospecting. In 1978, exploration revealed the presence of copper sulphides associated with magnetic schist and the first phase of several drilling programs was initiated.

The primary method employed in the exploration and evaluation of the Salobo deposit is diamond core drilling, details of which are presented below.

Drilling

Core drilling commenced in 1978 and was conducted through to 2003 in five different drilling campaigns, for a total of 416 holes (146,674 metres) completed for exploration purposes, and an additional 14 drill holes (7,590 metres) for geotechnical purposes. Most drill holes were vertical or oriented to the south–southwest, the latter with dips usually ranging from 60° to 70°. However, one campaign included holes with a north–northwest orientation and similar dips. Various holes were also drilled from an adit. No core drilling has occurred since 2003. Blastholes have been drilled since 2009; however, are only used for short-term mine planning purposes. The following table summarizes the drilling campaigns completed on the Salobo mine.

Campaign/Period	Purpose	Drill Hole ID	Total Meterage Drilled (m)	Percentage of Total Exploration Drilling (%)
1978	Exploration	SAL-2ALF-FD001 to SAL-3ALF-FD 065	29,275	20
1986	Exploration	SAL-SALF-FD066 to SAL-3ALF-FD 125	9,033	6
1993	Exploration	SAL-3ALF-FD126 to SAL-3ALF-FD 189	14,585	10
1997	Exploration	SAL-3ALF-FD190 to SAL-3ALF-FD 277	25,491	17
2002	Exploration	SAL-3ALF-FD278 to SAL-3ALF-FD 410	66,243	45
2003	Exploration	SAL-3ALF-FD411 to SAL-3ALF-FD 416	2,047	1
Total exploration		416	146,674
1997	Geotechnical	SAL-3ALF-FG001 to SAL-3ALF-FG 007	3,847
2003	Geotechnical	SAL-3ALF-FG008 to SAL-3ALF-FG 013	3,743
2004	Geotechnical	SAL-3ALF-FG014
Total geotechnical		14	7,590
Total drilling			154,264

Note: Drill hole SAL-3ALF-FG014 was drilled for geotechnical purposes only, and was not sampled.

The drill core was collected, placed in boxes, and delivered by the drilling contractor to the core logging/storage area, where geological and geotechnical logging was carried out. Geologists recorded the major code for lithology, alteration, mineralization, and textural characteristic of each 1 metre interval, with 10 centimetres as the definition unit. Geological contacts were logged with higher precision.

Drill collar coordinates were recorded. Collar verification was completed by plotting drill hole locations on plan and in cross-section and comparing with the topographic surface. Current collar surveying of grade-control holes is conducted by company surveyors using high-precision, differential global positioning system (GPS) equipment. Downhole surveys were performed at 3 m intervals downhole, using Reflex DDI (dip and direction pointer), Maxibor Reflex, and gyroscopic instruments.

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Due to the sub-vertical orientation of the mineralized zones, the drill holes intersected them at low angles. As a result the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis. The true thickness is significantly smaller than the intersected thickness in most cases.

The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs during the 1997 and later campaigns are sufficient to support Mineral Resource and Mineral Reserve estimation.

Exploration core sample intervals averaged 1 m in mineralized zones, and between 2 m and 4 m in barren zones. One half was bagged and submitted to the mine laboratory for analysis, and the remaining half was retained as backup in the same original boxes.

Blastholes are currently drilled on a 5 metre x 5 metre (or 5 metre x 7 metre) grid and are channel sampled. All blastholes located in ore zones are sampled; however, as the blasthole reaches the barren zones, the proportion of sampled holes decreases to include only those holes in the mineralized envelope.

The density determination methodology consisted of the water-displacement method. Specific gravity (SG) was measured on approximately 79,000 samples collected across the entire deposit.

Sample Preparation and Analysis

Legacy

During the 1978 campaign, samples were assayed at the Docegeo laboratory in Belém, Pará, and at the SUTEC laboratory in Santa Luzia, Minas Gerais. Copper was assayed on 0.5 g aliquots by multi-acid digestion and atomic absorption spectroscopy (AAS). Iron, molybdenum, and silver were also determined using this method. Gold was assayed by aqua regia leaching, with solvent extraction (MIBX) and AAS determination.

During the 1986 campaign, CVRD assayed the samples at the Docegeo laboratory in Belém and at the pilot plant laboratory on the mine site, using the same analytical methods as in the previous campaign.

During the 1993 campaign, SML used the Mineração Morro Velho (MMV) laboratory. Copper was again assayed with multi-acid digestion and AAS reading on 0.5 g aliquots (0.002% detection limit), and gold was determined using the fire-assay method with gravimetric finish on 100 g aliquots (0.05 g/t detection limit). In addition, samples were assayed for sulphur and carbon by LECO, and fluorine by alkaline fusion with sodium carbonate and potassium nitrate, followed by ion-selective electrode determination. SMSA used the same analytical procedures during the 1997 campaign.

In the early stages of the exploration program platinum, palladium, nickel, molybdenum and uranium were also analyzed; however, these elements were later excluded from the analytical package.

CVRD (2002-2003)

Sample preparation was conducted by Lakefield/Geosol laboratory at a local facility built at the Project site.

Samples were later assayed at Lakefield Geosol for gold (FA on 20 g aliquots with AAS finish), copper, silver and fluorine (multi-acid digestion on 0.5 g aliquots and AAS determination). Samples were also assayed by ACME for other elements. Routine chemical analysis was by atomic absorption spectrometry (AAS) for copper, silver and fluorine (on a 0.5 g aliquots and multi-acid digestion), while gold was assayed by FA with AAS finish on 20 g aliquots. Sample rejects are currently kept stored at the mine core shack.

Quality Assurance and Quality Control

The quality control (QC) program implemented at the Salobo mine varied considerably over time, depending on the primary analytical laboratory used for assaying.

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Legacy

During the 1986 campaign, 402 samples were resubmitted to alternative laboratories for external checks as follows:

Geosol acted as secondary laboratory for the Docegeo laboratory for copper and gold assays
The pilot plant laboratory acted as secondary laboratory for Docegeo on copper assays
Docegeo acted as secondary laboratory for the pilot plant laboratory for gold assays.

Results on Cu assays indicated good correlation between the three laboratories; however, poor correlation was obtained between Geosol and Docegeo on the gold assays.

During the 1993 campaign, the QC program included external checks of 5% of the samples at the Nomos laboratory (for Cu) and at Fazenda Brasileira (for Au), using the FA method. In total, copper checks were conducted on 664 samples, and gold checks on 2,168 samples. For both elements, the correlation between laboratories was assessed as good.

During 1997, SMSA implemented a QC program consisting of the insertion of 574 coarse duplicates and 14 reference materials (RMs), and the submission of 750 check samples to the Label laboratory for external checks.

Amec Foster Wheeler did not have access to the data; however, De Souza and Vieira (1998) concluded that the duplicates indicated good reproducibility. However, De Souza and Vieira (1998) did not comment on any results from other checks that may have been conducted.

Initially, the Salobo mine assigned the responsibility on the insertion of QC samples (standards, blanks and duplicates) to the laboratory. Due to the lack of appropriate QC results for the drilling campaigns prior to 2002, a re-assay campaign was initiated to validate the available analytical data.

Consequently, in the absence of robust QC data, and in an attempt to validate the results related to campaigns before 2002, a total of 51,768 of the original 75,577 samples drilled prior to 2002 were re-assayed to corroborate the original results.

The re-analysis considered pulps and coarse rejects material whenever possible; however, they are not identified separately as repeats or duplicates in order to evaluate precision and sample preparation respectively. Vale concluded that the external assay check review revealed bias for copper and gold assay results obtained by Nomos and Gamik laboratories. Based on the results obtained, Vale applied an adjustment factor to original sample grades.

In-house RM samples used at Salobo during the 2002–2003 campaign (a total of nine) were derived from both the sulphide and oxide mineralization and incorporate a significant spread in the copper and gold grades. The recommended values for RMs were established from a set of analytical results provided by three laboratories (the former Bondar Clegg laboratory, Gamik and Lakefield/Geosol). Each laboratory analyzed 10 aliquots of each RM.

Two internal RM samples were also prepared; however, they became available only at the end of the drilling program. As a result, a total of 1,500 samples from the 2002–2003 drilling program were selected for re-assaying (‘lote especial’) in order to validate the 2002–2003 assay data. A total of 76 samples of Project-derived RMs were randomly inserted in the lot (5% frequency).

Amec Foster Wheeler reviewed the lote especial QC data reported by CVRD (2003), and concluded that Cu and Au check assays did not reveal significant biases, and that precision was within acceptable limits. Blanks did not show significant contamination during preparation. Bongarcon (2003) also reviewed the 2002–2003 QC data, and concluded similarly that the lote especial assays validated the 2002–2003 data for use in Mineral Resource estimation.

Current Quality Control

A QC program has been implemented to monitor blast-hole sampling quality. This program includes the insertion of 5% twin samples, 5% field duplicates (Jones splits of the same original sample that are assayed separately) and 5% RMs.

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Amec Foster Wheeler recommends discarding the field duplicates since no splitting actually takes place during the observed sampling procedure.

Amec Foster Wheeler reviewed partial QC data from January to June 2014 (Vale, 2014), and April to June 2015 (Vale, 2015) and observed that sampling precision for copper is within acceptable limits. Control plots for two copper RMs (with 0.424% Cu and 0.981% Cu) also indicate that accuracy is within control limits. No data were available for gold or other elements.

Sample Security

All drill core was brought from the drill site at the end of shift, and stored in a purpose built logging and storage facility.

Core underwent a standard logging procedure before being sawn at the adjacent diamond saw building. Mineralized sample boxes were returned to the storage facility where they are kept under lock and key. The core storage and logging facility was kept locked when unoccupied. Unshipped samples were also stored in a secure facility at the same location.

No pulps or rejects are currently routinely kept by the geologists, and the laboratory discards the rejects if they are not specifically requested.

Mineral Reserve and Mineral Resource Estimates

Geological logging and results from sampling from 416 diamond drill holes totaling 146,645 metres were used as the basis for preparation of three dimensional (3D) models of lithology, mineralization envelopes, grades and density. The construction date for the resource model was 11 March, 2013.

The Mineral Resource estimate was prepared by Vale staff. 3D solid models of the lithology and copper grade shells were constructed, and compositing, exploratory data analysis including variography, interpolation, statistical validation and classification were completed. Visual validation of the resulting model was performed. The estimated elements in the model, using an ordinary krige (OK) estimator, are total copper, gold, silver, fluorine, carbon, molybdenum, sulphur, uranium, and density.

The mine plan is based on Measured and Indicated Mineral Resources. The life of mine (“LOM”) planning process uses previous actual availabilities, utilizations and cost as a reference to initially develop a five-year plan, which is then updated and used as the basis for the pit optimization and LOMP. The most recent pit optimization was in 2014 and the most significant impacts on the pit design were due to changes in costs, sale costs and exchange rates.

The current Mineral Reserve estimates are based on the most current knowledge, permit status and engineering and operational constraints. Mineral Reserves have been estimated using standard practices for the industry, and conform to the 2014 CIM Definition Standards.

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (gold only, 50% attributable) for the Salobo mine as of December 31, 2015.

Mining Operations

The Mineral Reserve at the Salobo mine is being extracted using conventional open pit mining methods consisting of shovels, trucks and drills as the major mining equipment. Pre-stripping of the site has been completed and production ramped up to 12 million tonnes per year by 2014 and is expected to reach 24 million tonnes per year in 2016.

A 0.253% CuEq grade was used as the marginal cut-off for the initial reserve pit design.

In order to maximize the net present value (NPV), a procedure of decreasing cut-off grades has been developed, targeting the higher grades to feed the plant during operation.

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During mining, initially only high-grade ore will be delivered to the plant. Medium-grade (0.60 to 0.85% CuEq) ore will be delivered either to the plant or to the stockpile. The cut-off varies year by year and depends how much high-grade ore is available, and any shortfall will be supplemented with medium-grade ore, which is already considered in the life-of-mine plan (LOMP) and any other, more detailed planning. The medium-grade ore, not used as plant feed, will be stockpiled together with low-grade ore (0.253 to 0.60% CuEq) for later plant feed. There is no physical separation between medium- and low- grade ore on the stockpile and these two ore categories are stockpiled together.

Mining at the Salobo Operations utilizes standard open pit methods with drilling and blasting, loading and hauling, using 15 metre benches in rock and 8 metre loading benches in saprolites.

Production drilling is done using Atlas Copco Pit Viper 351 and BE 49R drills, both with 12 ½ inch drill bits. The drill pattern varies depending on ore or waste. Smaller drills are used for pre-splitting and pit wall control.

Electrical cable shovels with 220 tonne and 327 tonne trucks are used for bulk mining; hydraulic shovels, and 220 tonne trucks are used in the saprolites with soft ground conditions and occasionally at pit bottoms to improve selectivity.

In order to improve the ore recovery at the bottom of the pit even further, the last six benches will be developed with 25 metre wide, 12% ramps, and mining will be performed with a Cat 374 backhoe with a 4.5 metre bucket and 8 x 4 40 tonne trucks. Although blasting will continue to be in 15 metre benches, the mining will take place in 4 metre slices.

Recovery Methods

The process flowsheet has evolved through the various study phases of the Project, incorporating the additional knowledge gained from metallurgical testwork and the relative importance of the identified lithologies in the Mineral Resource and Mineral Reserve estimates. In particular, the following stages of Project development contributed to the evolution of the retained flowsheet.

The CVRD and Anglo American testwork program, from 1986–1987, provided the basis for a prefeasibility study completed by Bechtel in 1988. At this stage, fluorine contamination of the concentrate was recognized

The SMSA testwork program, culminating in a pilot plant campaign at the CRC, performed between 1993 and 1998, provided additional data for a final feasibility study completed by Bechtel

Locked-cycle flotation tests, flotation variability, and grinding studies, completed in 2003 and 2004, were used by Fluor Daniel to complete a second feasibility study in 2004, which evaluated production scenarios at 12 M/ta and 24 Mt/a.

A trade-off study using high-pressure grinding rolls (HPGR) for tertiary crushing as an alternative to conventional semi-autogenous grinding (SAG), conducted from 2005–2006. The data thus collected were used by Kvaerner to prepare a trade-off study, from which the HPGR approach was adopted.

HPGR were retained instead of SAG mills because of the high magnetite (and copper) content of critical-size pebbles that would have been removed with the magnet protecting the pebble crushers, and therefore requiring additional re-handling (per Vale’s experience at Sossego). In addition, the relatively high ore hardness and its expected variability as different mixtures of ore lithologies are introduced as plant feed, would have caused high-frequency variability in plant throughput in a typical SAG mill–ball mill–pebble crusher (SABC) circuit.

Phase I of the Salobo plant (Salobo I) was designed to process 12 Mt/a of ore, to produce approximately 100 kilotonnes of copper-in-concentrate annually. Production commenced in June, 2012.

The Salobo II plant permitted a doubling of the nominal plant throughput, to 24 Mt/a, with an annualized copper-in-concentrate production of approximately 200 kilotonnes. The Salobo II plant was commissioned in June 2014 and is basically a mirror-image of Salobo I, i.e. essentially two identical, parallel, production lines.

Salobo I was designed to operate 365 days per year, 24 hours per day and with a targeted 90% of actual operating time, accounting for availability and utilization. Salobo II started operation in June 2014 and is designed for a targeted up-time of 90%.

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Apart from the inclusion of HPGR for tertiary crushing duty, ahead of ball milling, the circuit is conventional, but with the flotation cleaning circuit making extensive use of flotation columns, to reduce entrainment of F-bearing non-sulphide gangue minerals such as fluorite and biotite.

The whole plant is extensively instrumented. All signals are provided to a distributed control system (DCS), allowing for the remote activation and stoppage of equipment, as well as the monitoring of the status of process equipment and of the metallurgical performance of the plant. A manned control room is used to implement changes to the circuit, with the instructions relayed from floor supervisors via radio.

Run-of-mine ore at 2.5 metre top size is hauled in 220 tonne trucks and crushed in one of two 60” x 89” primary gyratory crusher (600 kW motor), rated for 1,826 t/h each, to a product size distribution with 80% of the mass passing 152 mm while operated with an open-side setting (OSS) of 140 mm. The dump pocket capacity is equivalent to the volume of 2.5 trucks. Primary crushed ore is conveyed to a common crushed ore stockpile which has a live capacity of approximately 24,800 tonne and a total capacity of 73,400 tonne.

Four coarse ore stockpile reclaim feeders are used to feed onto the primary screen feed conveyor which feeds two operating double-deck vibrating screens. The screens have a 100 mm aperture top deck and 55 mm aperture bottom deck to yield and underflow product sizing of 80% passing 38 mm. Screen oversize is crushed in two MP-1000 cone crushers (746 kW motors) in a standard closed circuit. A third screen and crusher were added to the original two units with the Salobo II plant. These units are typically on stand-by.

Secondary-crushed product is then conveyed in a 2 kilometre long pipe conveyor running at a speed of 2.5 m/s to the secondary crushed ore stockpile. This stockpile has a total capacity of approximately 171,000 t and a live capacity of about 75,000 t.

Two parallel lines of four operating reclaim feeders each are then used to reclaim the crushed ore and deliver it to the HPGR circuit via the two stockpile reclaim conveyors merging into a single line of transfer conveyors leading to the HPGR silos feed conveyor, equipped with a shuttle head. This unit delivers ore into one of four concrete silos, providing approximately 20 min of surge at nominal capacity. A reversible feed belt conveyor and feed belt feeders then feed each of the four HPGR units.

Each HPGR unit has a drum 2.0 metre diameter by 1.5 metre wide. The maximum feed size is 55 mm and the HPGR product is exhibiting 80% passing 17 mm while operating with a 40 mm gap and at 150 bars of hydraulic pressure applied to the floating roll. The crushed HPGR product is discharged via the product collection conveyor and is then screened at 8 mm on the bottom deck of banana screens, with the top deck aperture set at 15 mm. There are a total of eight operating screens, with half dedicated to the HPGR of either Salobo I or Salobo II. The screen undersize, at 80% passing 6 mm, discharges directly into one dedicated ball mill discharge sump. The screen oversize is recirculated back via the screen oversize collection conveyor to the HPGR silos feed conveyor for further crushing. The circulating load is typically 110% around this circuit.

Slurry in the ball mill discharge sump is pumped to a battery of ten 660 mm hydrocyclones, of which seven are typically operating. Hydrocyclone underflow is fed by gravity to an overflow ball mill of 7.9 metres diameter by 12.2 metres long, equipped with a 17 MW gearless motor. There are four ball mills operating in closed circuit, each with a dedicated hydrocyclone cluster. Ball mill discharge feeds into the discharge sump for recirculation to the hydrocyclones. The design grinding circuit product is set at 80% passing 106 μm. Hydrocyclone overflow advances to the Rougher 1 flotation circuit at 45% solids by weight. The ball mills were designed to operate at a 30–35% ball charge using 76 mm diameter steel balls and with a circulating load of approximately 300%. These conditions were adjusted by the operations, now showing use of a 30% ball charge. Under these conditions, 15 MW are drawn from the mill motors. A higher ball charge would reportedly require the addition of a retainer ring at the mill discharge. The circulating load is about 200%.

The flotation circuit is of conventional design but the cleaning circuit is making extensive use of column flotation, in order to improve rejection of gangue contaminants carrying fluorine values. Lime is added at the front end of the circuit to raise the pH to about 10. Addition of NaHS is made ahead of roughing so as to clean the surfaces of the bornite and increase its recovery. PAX and a dithiophosphate are used as the primary and secondary collectors, respectively. Frothing is provided by propylene glycol and methyl isobutyl carbinol (MIBC).

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Rougher 1 (e.g. rougher) flotation is carried out in four parallel lines (one for each ball mill) of two cells each. The cells are mechanically agitated units of 200 m3 capacity, providing six minutes of design retention time. The Rougher 1 concentrate advances to the cleaning circuit. The Rougher 1 tailings advance to the Rougher 2 (scavenger) circuit consisting of four lines, with each line containing six mechanically-agitated 200 m3 cells, for a nominal retention time of 39 min.

Rougher 2 tailings gravitate to the TSF, while the concentrate advances to the regrinding circuit.

The cleaning circuit is divided into three upgrading stages and closed by a cleaner–scavenger bank of conventional agitated cells. The arrangement of each upgrading stage is typical, whereas the concentrate of one stage advances to the next one and the tailings are moved back to the previous stage. Exceptions are found with the Cleaner 1 tailings, proceeding to the cleaner–scavenger and Cleaner 3 concentrate, which is the final concentrate.

The Cleaner 1 circuit consists of 16 column cells, each 6 metres diameter x 14 metres height, arranged in four lines of four cells each. Design residence time is 39 min. The Cleaner 1 columns are fitted with a Microcel sparging system, introducing flotation air to recirculated slurry pumped through static mixers. All of the other columns only use more standard air spargers.

The concentrate from the Cleaner 1 circuit advances to the Cleaner 2 circuit, consisting of eight cells, in four lines of two columns each, of 4.3 metres diameter x 14 metres height, for a design retention time of 34 min. Concentrate from the Cleaner 2 circuit advances to the Cleaner 3 circuit, consisting of four cells, in four lines of one cell each, each column 4.3 metres diameter x 14 metres height for a design retention time of 39 min.

The tailings of Cleaner 1 are fed into the cleaner–scavenger section, made of four lines of four 200 m3 agitated cells each. The tailings of this stage join the Rougher 2 tailings to form the complete plant tailings stream, directed by gravity to the TSF. The cleaner–scavenger concentrate is combined with the Rougher 2 concentrate and undergoes regrinding in one of four vertical mills fitted with 1.1 MW motors. These mills, filled with 20 mm diameter steel grinding media, are operated in closed-circuit with one dedicated cyclone cluster per mill, ensuring a regrinding circuit product at 80% passing 20 µm.

The final concentrate exiting Cleaner 3 is pumped to one of two 15 metres diameter high-capacity thickener, producing an underflow slurry at 65% solids. This slurry is transferred to a surge tank ahead of the concentrate filters.

The concentrate is dewatered further through the use of four pressure filters, each with a horizontal frame holding 50 plates of 1,500 mm x 1,500 mm. A typical filtration cycle lasts 18 minutes. The filtered concentrate has a residual moisture content of about 11%. It is stockpiled below the filters in a covered concentrate storage area holding 6,000 t.

Concentrate is reclaimed by front-end loader and loaded into trucks at a nominal rate of 1,500 wet metric tonnes per day. The concentrate is weighed to about 27 wmt in the trucks using a static scale and delivered to a rail spur storage area at the town of Parauapebas, some 94 kilometre away. The warehouse can hold 16 kilotonnes of concentrate, allowing for blending when required. The concentrate is reclaimed by front-end loader and loaded into 80–90 wmt railcars carrying it to the port of Itaqui, in São Luís, in trains of 100 railcars. The concentrate is stored there in an enclosure with a capacity of 50 kilotonnes, while awaiting loading into boats at a rate of 1,100 wmt/h. Sampling of the concentrate is carried out at the Port of Itaqui, in lots of 500 wmt, when the material is reclaimed by loader and placed on the conveyor system feeding it into ships. Shipment weights can vary from 13 kilotonnes to 45 kilotonnes, with two to three shipments completed per month.

The combined flotation circuit tailings (Rougher 2 and cleaner–scavenger tailings) flow by gravity from the plant to the TSF, located directly north of the processing plant. Tailings are dumped from a single-point discharge and create a beach on the south side of the dam. Over the mine life, several phases of dam raising with mine waste will be required to provide the required storage volume. Vertical pumps installed on pontoons pump recycled tailings water back to the process plant, accounting for over 95% of the total process water requirements.

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Production Information

Capital and Operating Costs

The Salobo Project expansion (Salobo II, plant expansion for 24 Mt/a) construction was completed in 2014. Only US$13.2 million in growth capital (in addition to the sustaining capital) remains to be spent on this project, and will be expended on mining equipment to accommodate the additional production.

A total of $1,928 million will be spent over the LOM, of which US$1,673 million will be between 2016 and 2044, when the mine is in full operation and US$255 million from 2045 to 2065, when stockpile low-grade material is being fed to the plant. A major part of the sustaining capital cost is required for the replacement of mining equipment.

Mining costs over the life-of-mine (LOM) are estimated at an average US$8.30/t of dry ore. Process costs are US$8.14/t dry ore. Additional operating costs include, on a US$ per dry ore tonne basis, US$0.44 for logistics, US$1.30 for general and administrative (G&A) charges, US$0.56 of corporate overhead charges, US$0.49 of labour (AIP) charges and other expenses of US$0.39.

Gold Production

The following table summarizes 2012 to 2015 gold production (100% basis) from the Salobo mine, as estimated by the Salobo Report. Final actual production is contained in the Company’s MD&A for the year ended December 31, 2015:

Year	Tonnage	Feed Grades		Concentrate
	(kt)	Cu (%)	Au (g/t)	Tonnage (t)	Cu (%)	Au (g/t)
2012	1,872	1.13	0.74	32,231	40.8	20.42
2013	7,578	1.09	0.76	165,471	39.4	21.92
2014	12,755	0.97	0.62	255,511	38.5	19.51
2015	20,688	0.88	0.57	402,592	38.6	19.41

Note: annual production tonnes are reported as wet tonnes, and the concentrate tonnes are reported as dry tonnes

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DIVIDENDS

On May 10, 2013, the Company announced that it had amended its dividend policy so that the quarterly dividend per Common Share was to be equal to 20% of the average cash generated by operating activities in the previous four quarters divided by the then outstanding number of Common Shares, all rounded to the nearest cent. The declaration, timing, amount and payment of dividends remains at the discretion of the Company’s Board of Ddirectors and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

A quarterly dividend of $0.14 per share was paid to shareholders for the first quarter of 2013. In order to reflect the amendment to the Company’s dividend policy, and as a transitionary measure, the second quarterly dividend paid to shareholders of $0.12 per share was calculated using the average cash generated by operating activities for the trailing two quarters (fourth quarter of 2012 and first quarter of 2013). A third quarterly dividend of $0.10 per share was paid to holders of record of the Common Shares as of the close of business on August 30, 2013 and was calculated using the average cash generated by operating activities for the trailing three quarters (fourth quarter 2012, first quarter 2013 and second quarter 2013). A fourth quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on November 27, 2013. The total of dividends paid during 2013 was $0.45 per Common Share.

A quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on April 15, 2014 for the first quarter of 2014. A second quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on May 20, 2014. A third quarterly dividend of $0.06 per share was paid to holders of record of the Common Shares as of the close of business on August 27, 2014. A fourth quarterly dividend of $0.06 per share was paid to holders of record of the Common Shares as of the close of business on November 26, 2014. The total of dividends paid during 2014 was $0.26 per Common Share.

A quarterly dividend of $0.05 per share was paid to holders of record of the Common Shares as of the close of business on March 31, 2015 for the first quarter of 2015. A second quarterly dividend of $0.05 per share was paid to holders of record of the Common Shares as of the close of business on May 20, 2015. A third quarterly dividend of $0.05 per share was paid to holders of record of the Common Shares as of the close of business on August 26, 2015. A fourth quarterly dividend of $0.05 per share was paid to holders of record of the Common Shares as of the close of business on November 18, 2015. The total of dividends paid during 2015 was $0.20 per Common Share.

Silver Wheaton paid a total of $0.20 per Common Share in dividends in 2015.

Effective March 20, 2014, the Company adopted a Dividend Reinvestment Plan. The Dividend Reinvestment Plan was effective commencing with the second quarterly dividend of 2014. A total of 646,618 Common Shares were issued under the Dividend Reinvestment Plan during 2014 and a total of 847,064 Common Shares were issued under the Dividend Reinvestment Plan during 2015.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 29, 2016, 401,762,786 Common Shares and no Preference Shares are issued and outstanding.

The Company has issued common share purchase warrants to Vale (the “Vale Warrants”), which are exercisable to acquire one Common Share at a price of $65.00 per Common Share until February 28, 2023. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances. No fractional Common Shares will be issuable upon the exercise of any Vale Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Vale Warrants will not have any voting rights or any other rights which a holder of Common Shares would have. The Vale Warrants are authorized to be issued under a warrant indenture entered into between the Company and Canadian Stock Transfer Company dated February 28, 2013. As of March 29, 2016, 10,000,000 Vale Warrants were issued and outstanding.

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [80]

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. In 2014, the Company adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Act. The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Company provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the monthly high and low closing prices and volume of the Common Shares on the TSX for the most recently completed financial year.

	High	Low
Month	(C$)	(C$)	Volume

January 2015	29.86	23.31	30,410,744
February 2015	29.37	26.32	15,510,801
March 2015	27.09	22.82	35,182,016
April 2015	25.36	21.39	20,885,734
May 2015	25.20	15.79	16,739,878
June 2015	24.29	14.92	18,440,862
July 2015	22.49	14.62	42,463,641
August 2015	18.68	15.20	29,071,652
September 2015	16.77	15.88	29,242,052
October 2015	20.20	16.64	35,933,028
November 2015	19.03	15.88	22,444,112
December 2015	18.79	16.64	20,724,522

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The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2015 was C$17.20 and on March 28, 2016 was C$22.70.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

Name,
Province/State and
Country of Residence	Position(s) with the Company	Principal Occupation
Douglas M. Holtby British Columbia, Canada	Chairman of the Board and Director since April 2006 (4)	Corporate Director
Lawrence I. Bell (2)(3) British Columbia, Canada	Director since April 2006 (4)	Corporate Director
George L. Brack (1)(2) British Columbia, Canada	Director since November 2009 (4)	Corporate Director
John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director
R. Peter Gillin (1)(2) Ontario, Canada	Director since October 2004 (4)	Corporate Director
Chantal Gosselin(3) Ontario, Canada	Director since November 2013 (4)	Corporate Director
Eduardo Luna (2) Mexico City, Mexico	Director since December 2004 (4)	Corporate Director
Wade D. Nesmith (1)(3) British Columbia, Canada	Director since October 2004 (4)	Corporate Director
Randy V. J. Smallwood British Columbia, Canada	President, Chief Executive Officer and Director Director since May 2011 (4)	President and Chief Executive Officer of Silver Wheaton
Gary D. Brown British Columbia, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Silver Wheaton
Curt D. Bernardi British Columbia, Canada	Senior Vice President, Legal and Corporate Secretary	Senior Vice President, Legal and Corporate Secretary of Silver Wheaton
Haytham H. Hodaly British Columbia, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Silver Wheaton
Patrick E. Drouin British Columbia, Canada	Senior Vice President, Investor Relations	Senior Vice President, Investor Relations of Silver Wheaton
______________
(1)	Member of the Audit Committee. Mr. John A. Brough is the Chairman of the Audit Committee.
(2)	Member of the Human Resources Committee. Mr. R. Peter Gillin is the Chairman of the Human Resources Committee.
(3)	Member of the Governance and Nominating Committee. Mr. Lawrence I. Bell is the Chairman of the Governance and Nominating Committee.
(4)	Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

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Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp, a director of BC Cancer Foundation and President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Mr. Bell was a director of Goldcorp from 2005 until May 2013 and a director of Matrix Asset Management Inc. from 2010 until April 2014. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honorary Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University, is a Fellow of the Institute of Corporate Directors and holds the Order of British Columbia.

George L. Brack – Director. Mr. Brack serves as the non-Executive Chair of Capstone Mining Corp. and Geologix Explorations Inc. and as a director of Timmins Gold Corp. In addition to his current board roles, during the past 15 years, Mr. Brack served as a director on the boards of Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack’s 31 year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006 Mr. Brack spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy, and worked on the corporate development team at Rio Algom. Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Chartered Professional Accountants of Ontario and the Chartered Professional Accountants of Canada.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, from December 2005 to September 2012, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin has been a director of Turquoise Hill Resources Ltd. since May 2012, Sherritt International Corporation since January 1, 2010 and lead director of Dundee Precious Metals Inc. since December 2009. Mr. Gillin has also been a director of TD Mutual Funds Corporate Class Ltd. since 2010. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and

SILVER WHEATON 2015 ANNUAL INFORMATION FORM [83]

Chief Executive Officer of Zemex Corporation, an industrial minerals producer, and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D. from the Institute of Corporate Directors.

Chantal Gosselin – Director. Ms. Gosselin brings over 23 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets and held positions as a mining analyst with Haywood Securities Inc. and Dundee Securities Corporation. Between 1992 and 2000, she held various mine site management positions throughout the Americas with Blackhawk Mining Inc. and Pan American Silver Corporation and within Canada with Dynatec Mining Corporation and Aur Resources Inc. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation and the Director Education Program. She currently serves as a director and a member of the audit, corporate governance and nominating (Chair) and technical committees of Capstone as well as a director and member of the audit committee of Windiga Energy, a private alternative energy company.

Eduardo Luna – Director. Mr. Luna is currently Director, President and CEO of Rochester Resources Ltd., Advisor and Director of Primero and advisor of Mercator Minerals Ltd. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and as a board member of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Director. Mr. Nesmith is currently Chairman of Primero and from 2004 to 2009 was associate counsel with Lang Michener LLP (now McMillan LLP), a law firm where he previously practiced as a partner from 1993 to 1998. Mr. Nesmith has served on the boards of, among others, Polymer Group, Inc., Broadpoint Securites, Inc., and Westport Innovations, where he was also a senior officer of the Company. He also served as the Executive Director (then Superintendent of Brokers) for the British Columbia Securities Commission from 1989 to 1992. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Randy V. J. Smallwood – President, Chief Executive Officer and Director. Mr. Smallwood holds a geological engineering degree from the University of British Columbia. Mr. Smallwood was involved in the founding of Silver Wheaton and in 2007, he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Silver Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Silver Wheaton. Mr. Smallwood served on the board of Tigray Resources Inc. from 2011 to May 2014. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award.

Gary D. Brown – Senior Vice President and Chief Financial Officer. Mr. Brown is currently the Senior Vice President and Chief Financial Officer of Silver Wheaton having joined the Company in June 2008. Prior to Silver Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings almost 22 years of experience as a finance professional and holds professional designations as a Chartered Professional Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo. Mr. Brown has also been a director of Redzone Resources Ltd. since 2011.

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Curt D. Bernardi – Senior Vice President, Legal and Corporate Secretary. Mr. Bernardi joined the Company in 2008 and has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. In 2015, Mr. Bernardi received the Western Canada General Counsel Award for Dealing Making for outstanding performance in successfully completing complex transactions. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

Haytham H. Hodaly– Senior Vice President, Corporate Development. Mr. Hodaly joined Silver Wheaton in 2012, bringing with him over 17 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, he helped to establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

Patrick E. Drouin – Senior Vice President, Investor Relations. Mr. Drouin joined the Company in 2012, bringing with him 11 years of experience in the financial industry. He worked for UBS Securities from 2007 to 2012 in institutional equity sales across North America and in Europe, most recently in London as Head of European Sales for UBS Canada. In this role, Mr. Drouin built a sales platform responsible for advising fund managers on Canadian equities. He was also a member of the UBS Canadian Executive Committee, which oversaw strategic decisions for the Canadian business. Prior to this, Mr. Drouin worked in both Toronto and San Francisco for UBS Canada, advising the largest US institutional investors on Canadian equities. Throughout his advisory career, he has focused on the resource sector. Prior to UBS, he served as a Project Geologist in the San Francisco Bay Area for William Lettis & Associates. Mr. Drouin has an MBA from the Rotman School of Management, University of Toronto, and a Masters in Geology from the University of Memphis.

As at December 31, 2015, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 681,297 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than: Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010.

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To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera from October 2003 to December 2008, a company that filed for protection under the CCAA with the Ontario Superior Court of Justice on January 16, 2008. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, to the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2015, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2015, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.

The Company is currently the subject of litigation in connection with a securities class action complaint In re Silver Wheaton Securities Litigation. See “Risk Factors – Litigation” and “General Development of the Business – Three Year History – U.S. Shareholder Class Action”. The Company is also currently in a dispute with the CRA in respect of its 2005 – 2010 taxation years. The Company has filed a Notice of Appeal with the Tax Court of Canada. See “Risk Factors - Canada Revenue Agency Dispute and Audit of International Transactions” and “General Development of the Business – Three Year History – Canada Revenue Agency Dispute and Audit of International Transactions”.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2015, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable

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investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2015.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this annual information form, since January 1, 2013, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CST Trust Company (“CST”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contract entered into by the Company as of the date of this annual information form or before such time that are still in effect, other than in the ordinary course of business, is the Amended Revolving Facility dated as of February 27, 2015, as amended, between the Company and the lenders. See “General Development of the Business – Three Year History – Amended Revolving Credit Facilities.” The Amended Revolving Facility (and all amendments) is available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

The scientific and technical information for the Company’s mineral projects on a property material to the Company contained in this annual information form, other than for the Salobo mine, was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.    Peñasquito mine – Goldcorp’s MD&A and Goldcorp’s annual information form filed on March 29, 2016; and
b.    San Dimas mine – Primero’s MD&A and Primero’s annual information form filed on March 30, 2016.

A summary of the information sourced from the annual information forms of each of Primero and Goldcorp is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — San Dimas Mine, Mexico,” “— Peñasquito Mine, Mexico,”, respectively. A summary of the information sourced from the MD&A for each of Primero and Goldcorp, as the case may be, is contained in this annual information form under “General Development of the Business” and “Description of the Business”. Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Company and Samuel Mah, M.A.Sc., P.Eng., Senior Director, Project Evaluations, of the Company are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the San Dimas mine and the Peñasquito mine contained in this annual information form.

Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler), prepared the Salobo Report and have reviewed and approved the disclosure concerning the Salobo mine contained in this annual information form, which for greater certainty includes disclosure regarding forecasted production from the Salobo mine attributable to Silver Wheaton. A copy of the Salobo Report is available under Silver Wheaton’s profile on SEDAR at www.sedar.com and on EDGAR at (www.sec.gov) and a summary of the Salobo Report is contained in this annual information form under the heading “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”.

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The aforementioned firms or persons held no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than the authors of the Salobo Report, Neil Burns and Samuel Mah, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Samuel Mah who are employees of the Company.

Deloitte LLP is the independent registered public accounting firm of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company. The Audit Committee also has oversight responsibility for significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee charter is attached hereto as Schedule “A”.

The current members of the Company’s Audit Committee are John A. Brough (Chairman), George L. Brack, R. Peter Gillin and Wade D. Nesmith. Each of Messrs. Brough, Brack, Gillin and Nesmith are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

The Audit Committee met four times in 2015. Each of Messrs. Brough, Gillin, Brack and Nesmith were present at all four meetings.

Relevant Education and Experience

See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

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External Auditor Service Fees

Deloitte LLP, Independent Registered Public Accounting Firm, were the auditors of the Company for the year ended December 31, 2015. Fees billed by Deloitte LLP in respect of services for the years ended December 31,2014 and December 31, 2015 are detailed below:

	2014 (1) ($)	2015 (1)
Audit Fees (2)	566,583	411,276
Audit-Related Fees (3)	120,809	111,240
Tax Fees (4)	109,784	34,434
All Other Fees (5)	61,938	237,029
TOTAL	859,114	793,979
_______________
(1)

Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7255 for the financial year ended December 31, 2015 and at the exchange rate of C$1.00 = US$0.8620 for the financial year ended December 31, 2014.

(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees were paid for translation services rendered by the auditors in connection with the audit of the Company’s annual financial statements.

(4)	Tax fees were paid for tax compliance and advisory services.

(5)	Other Fees were paid for Canadian Public Accountability Board fees, preparation of tax returns for VAT tax and the Barbados subsidiary and accounting advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 26, 2015 prepared in connection with its annual and special meeting of shareholders held on May 21, 2015. The Company’s management information circular for the year ended December 31, 2015 will be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 25, 2016 which will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2015.

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SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, tax, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-6, Board Guidelines.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-8, Appendix), and will satisfy such other applicable criteria for independence as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix I, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix I, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix I, and will satisfy such other applicable criteria for financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditor of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review

i)

Review with management and the independent auditor, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any other financial information to be publicly disclosed including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Review and approve the independent auditor’s audit plan and engagement letter and discuss and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach.

iii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iv)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

v)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the independent auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the independent auditor to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

x)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)

Arrange for the independent auditor to be available to the Committee and the full Board as needed. Ensure that the auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xii)	Oversee the work of the independent auditor undertaken for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the independent auditor is prohibited from providing the following non-audit services and determining which other non-audit services the independent auditor is prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in- kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the independent auditor, in accordance with applicable legislation.

F.	Internal Auditor

i)	Review the effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor;

ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

iii)	Periodically review:

a)	progress on the internal audit plan, including any significant changes to it;

b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting;

c)	any significant internal fraud issues; and

iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality, appropriateness and acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)

Discuss with the independent auditor (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

J.	Risk Management

i)

Make inquiries of management and the independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee shall comply with the requirements set out in the Board Guidelines relating to the engagement of outside advisors.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed.

v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings.

vi)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vii)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

V.	COMMITTEE TIMETABLE

The timetable on the following pages outlines the Committee’s schedule of activities during the year.

		Q1	Q2	Q3	Q4
A.	Create agenda for ensuing year.	√
B.	Review and update Committee Charter	√
C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.	√
D.	Documents/Reports Review
i)	Review with management and independent auditor, interim and annual financial statements, MD&A, earnings releases and any other financial information to be publicly disclosed and recommend approval to Board	√	√	√	√
ii)	Review analyses prepared by management and/or independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements	√	√	√	√
iii)	Review effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements	√	√	√	√
iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, and review results of procedures performed in these areas by the independent auditor	√
v)	Review Board Chair & CEO expenses	√

		Q1	Q2	Q3	Q4
vi)

Ensure adequate procedures are in place to review disclosure of financial information extracted or derived from financial statements, and review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess adequacy of those procedures

		√	√	√	√
E.	Independent Auditor
i)	Recommend independent auditor to Board and consider independence and effectiveness and approve compensation for independent auditor			√
ii)

Review and approve the independent auditor’s audit plan and engagement letter and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach

√
iii)	Monitor relationship between management and independent auditor	√	√	√	√
iv)	Review and discuss with independent auditor all significant relationships they have with the Company to determine their independence, and report to Board	√	√	√	√
v)

Review and approve requests for non-audit services to be performed by independent auditor & be advised of any study undertaken at request of management beyond scope of audit engagement letter and related fees

As Required
vi)	Ensure disclosure of any specific policies or procedures adopted to satisfy pre-approval requirements for non-audit services by independent auditor	√

		Q1	Q2	Q3	Q4
vii)	Review relationship of non-audit fees to audit fees paid to independent auditor	√	√	√	√
viii)	Ensure audit and non-audit fees are disclosed by category	√	√	√	√
ix)

Review independent auditor performance and approve any proposed discharge and replacement of independent auditor. Consider with management and independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor

		√	√	√	√
x)

Consult with independent auditor out of presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements

		√	√	√	√
xi)	Arrange for independent auditor to be available to the Committee and Board. Ensure independent auditors report directly to the Committee and are made accountable to the Board and the Committee	√	√	√	√
xii)	Oversee independent auditor	√	√	√	√
xiii)	Ensure independent auditor is prohibited from providing certain non-audit services	√	√	√	√
F.	Internal Auditor
i)	Review effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor	√

		Q1	Q2	Q3	Q4
ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk			√
iii)	Periodically review:
	a) progress on the internal audit plan, including any significant changes to it;	√	√	√	√
	b) significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting; and	√
	c) any significant internal fraud issues	√	√	√	√
iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.	√	√	√	√
G.	Financial Reporting Processes
i)

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls

√

		Q1	Q2	Q3	Q4
ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

√
iii)	Consider independent auditor’s judgments about quality, appropriateness and acceptability of accounting principles and financial disclosure practices	√	√	√	√
iv)	Consider and approve any major changes to accounting principles and practices	√	√	√	√
H.	Process Improvement
i)

Discuss with independent auditor (i) auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality- control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding 5 years, respecting independent audits carried out by auditors and steps taken to deal with such issues

√
ii)	Review and approve hiring policies for employees or former employees of the past and present independent auditors	As Required
iii)	Establish reporting system for management and independent auditor regarding significant judgments made in management’s preparation of financial statements	√	√	√	√
iv)	Review scope and plans of independent auditor's audit and reviews			√

		Q1	Q2	Q3	Q4
v)

Review with management and independent auditor significant changes to planned procedures, difficulties encountered during course of audit and reviews, and cooperation received by independent auditor during course of audit and reviews

		√	√	√	√
vi)	Review significant disagreements among management and independent auditor connected with financial statement preparation	√	√	√	√
vii)	Ensure course of action for resolving significant unsettled issues	√	√	√	√
viii)	Review with independent auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices have been implemented	√
ix)	Review activities, organizational structure, and qualifications of CFO and financial reporting staff and ensure matters related to succession planning are raised with Board	√
I.	Ethical and Legal Compliance
i)	Review management’s monitoring system for ensuring financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements	√	√	√	√
ii)	Review with counsel, legal and regulatory compliance matters and matters that could have significant impact on financial statements	√	√	√	√
iii)	Review implementation of compliance with SOX and OSC requirements	√	√	√	√

		Q1	Q2	Q3	Q4
iv)	Ensure CEO and CFO certify annual and interim financial statements and interim and annual MD&A	√	√	√	√
J.	Risk Management
i)	Inquire of management and independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk	√	√	√	√
ii)	Ensure disclosure of process followed by Board and committees for oversight of management of principal business risks, is complete and fairly presented	√
iii)	Review management’s risk assessment program and steps taken to manage risks and exposures	√	√	√	√
K.	General	As Required
i)	Conduct or authorize investigations into matters within the Committee’s scope of responsibilities

		Q1	Q2	Q3	Q4
ii)

With the approval of the Board Chair and in consultation with the CEO where reasonably practical, each committee has the authority and responsibility to engage, set the terms of, compensate and oversee any outside advisor that it determines to be necessary to permit it to carry out its duties. In considering the selection of any outside advisor, the applicable committee shall conduct an independence assessment of such advisor, having regard to, among other matters, (A) the provision of other services provided by the advisor to the Company, (B) the amount of fees received by the advisor from the Company as a percentage of total revenue of the advisor, (C) policies of the advisor designed to prevent conflicts of interest, (D) any business or personal relationship of the advisor with a member of the committee, Board or executives of the Company, (E) any shares or securities of the Company by the advisor, and (F) any business or personal relationship of the advisor with an executive officer of the Company.

As Required
iii)	Acquire funding from the Company to pay for ordinary administrative expenses	As Required
iv)

Establish procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and for anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed

		√	√	√	√

		Q1	Q2	Q3	Q4
v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings	As Required
vi)	Ensure disclosure in AIF if any possible exemptions for Audit Committees have been used	√
vii)	Assess adequacy of these terms of reference and recommend to Board	√
viii)	Conduct annual self-evaluation and report to Board	√

APPENDIX ONE TO SCHEDULE “A”

SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Item	CSA*	NYSE**

Ensure that the CEO’s Terms of Reference include responsibility to make annual and interim written affirmations regarding the Audit Committee, and ensure that such written affirmations are submitted as required.

√
Disclose the text of the Audit Committee’s charter.	√
Disclose names of committee members and state whether or not each is (i) independent and (ii) financially literate. Describe each member’s education and experience relevant to responsibilities.	√
Disclosure whether, at any time since the commencement of most recently completed financial year, the Company has relied on any possible exemptions for Audit Committees.	√

If, at any time since the commencement of the issuer’s most recently completed financial year, a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors, state that fact and why.

√
Disclose by category how much the auditor is paid for consulting and other services.	√
Disclose any specific policies or procedures adopted by the Audit Committee for pre-approval of non-audit services by the external auditor.	√
Prepare and disclose any Audit Committee reports required by applicable regulators.	√